Exhibit 99.23

Execution Version

ASSET PURCHASE AND SALE AGREEMENT

between

BASECORE METALS LP

and

SANDSTORM GOLD LTD.

May 1, 2022

Fasken Martineau DuMoulin LLP

Toronto, Ontario

- ii -

ASSET PURCHASE AND SALE AGREEMENT

THIS ASSET PURCHASE AND SALE AGREEMENT (this “Agreement”) dated as of May 1, 2022

BETWEEN

BaseCore Metals LP, a limited partnership existing under the laws of the Province of Ontario (“BaseCore”)

- and -

Sandstorm Gold Ltd., a corporation existing under the laws of the Province of British Columbia (the “Purchaser”)

WHEREAS BaseCore seeks to sell, and the Purchaser seeks to acquire, certain Royalties (as defined herein) and the CEZinc Stream (as defined herein) owned directly by BaseCore, as summarized in Schedule A (the “Transaction”);

AND WHEREAS the Parties (as defined herein) wish to enter into this Agreement to give effect to the Transaction, all on and subject to the terms and conditions herein set forth;

NOW THEREFORE, THIS AGREEMENT WITNESSES THAT in consideration of the premises and mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which is acknowledged by each of the Parties, the Parties covenant and agree as follows:

ARTICLE 1 – DEFINITIONS

1.1	Definitions

In this Agreement, unless something in the subject matter or context is inconsistent therewith:

“ADRIC” has the meaning given to such term in Section 10.2(b).

“Affiliate” means, with respect to any Person, any other Person controlling, controlled by or under common control with such Person, with “control” for such purpose meaning the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities or voting interests, by contract or otherwise, provided that for greater certainty, for purposes of this Agreement, the General Partner shall be, and neither of the Limited Partners nor any Affiliate of the Limited Partners shall be, deemed to be an Affiliate of BaseCore.

“AML Laws” means the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT) Act of 2001, and other similar anti-money laundering, anti-terrorist financing, government sanction and “know your client” Applicable Laws applicable to the Purchaser or any of its subsidiaries.

“Anti-Bribery Legislation” means the Corruption of Foreign Public Officials Act (Canada), the Foreign Corrupt Practices Act of 1977 (United States), and any other similar anti-bribery or anti-corruption Applicable Laws applicable to the Purchaser or any of its subsidiaries.

“Applicable Law” means (i) any Canadian, foreign or international constitution, treaty, convention, law, statute, regulation, code, decree, ordinance, principle of common law or equity, rule, by-law, Judgment or other requirement having the force of law, (ii) any policy, practice, protocol, standard, guideline or other requirement or pronouncement of any Governmental Authority having the force of law, and (iii) any interpretation of any Applicable Law (as defined in clause (i) or (ii) above of this definition) by any Governmental Authority having jurisdiction over it, or charged with its administration or interpretation, which in each case is applicable to a Person or its business, undertaking, property or securities.

“Arbitration” has the meaning given to such term in Section 10.2(b).

“Arbitration Rules” has the meaning given to such term in Section 10.2(b).

“Artmin” has the meaning given to such term in Section 22 of Schedule E.

“Assigned Interest” has the meaning given to such term in Section 10.10(a).

“Assignment Agreement” has the meaning given to such term in Section 7.2(c).

“Assumed Liabilities” has the meaning given to such term in Section 2.3.

“Base Cash Consideration” has the meaning given to such term in Section 2.2(b)(i).

“Base Purchase Price” has the meaning given to such term in Section 2.2(a)(i).

“BaseCore Confidentiality Agreement” means the mutual confidentiality agreement dated November 4, 2021 between BaseCore and the Purchaser.

“BaseCore Constating Documents” means, collectively, (i) the amended and restated limited partnership agreement dated as of December 5, 2017 between the Limited Partners and the General Partner, (ii) the articles and by-laws of the General Partner, and (iii) the shareholders agreement dated as of December 5, 2017 between the General Partner, Glencore, 2603358 Ontario Limited and 2495447 Ontario Inc.

“BaseCore Credit Agreement” means the credit agreement dated as of June 5, 2020 among BaseCore, as borrower; the General Partner, as guarantor; Bank of Montreal and the financial institutions party thereto from time to time, as lenders; Bank of Montreal, as administrative agent; and BMO Capital Markets, as lead arranger and bookrunner.

“BaseCore Data Room” means the virtual data room established by BaseCore and maintained by Firmex Inc. as of 5:00 p.m. (Toronto time) on April 28, 2022.

“BaseCore Disclosure Letter” means the confidential letter from BaseCore to the Purchaser dated the date hereof executed and delivered by the Parties in connection with this Agreement.

“BaseCore Fundamental Representations” has the meaning given to such term in Section 6.2(b)(i).

“BaseCore Material Adverse Effect” means any change, effect, event, development, state of facts or occurrence that, individually or together with any other changes, effects, events, developments, states of facts or occurrences, is or would reasonably be expected to be material and adverse to the Portfolio Assets, taken as a whole, or to the business or operations of BaseCore comprised of the holding thereof, other than any change, effect, event, development, state of facts or occurrence:

(a)	affecting the worldwide base metals, gold and/or silver mining industry;

(b)	relating to general political, economic or financial or market conditions (including any reduction in market indices) in Canada, the United States, Peru, Mexico or globally, as applicable;

(c)	relating to climatic or other natural events or conditions, including drought, any other weather conditions and any natural disaster;

(d)	any outbreak or escalation of hostilities, war, civil disturbance, civil war or acts of terrorism;

(e)

any outbreak of illness, pandemic (including COVID-19), epidemic or other health crisis or public health events or the worsening thereof, or any measures introduced by any Governmental Authority to address any such outbreak, pandemic, epidemic or other health crisis or public health event;

(f)	relating to generally applicable changes in IFRS or regulatory accounting requirements;

(g)	relating to any change in Applicable Law or any interpretation, application or non-application thereof by any Governmental Authority; or

(h)	relating to changes in commodity prices, currency exchange rates, interest rates or rates of inflation;

provided, however, that each of paragraphs (a) through (h) above shall not apply to the extent that any change, effect, event, development, state of facts or occurrence referred to therein disproportionately adversely affects the Portfolio Assets, taken as a whole, or the business or operations of BaseCore comprised of the holding thereof, compared to the portfolios of other royalty and streaming companies of similar size operating in the mining industry.

“Books and Records” means, except as set out in Section 1.1 of the BaseCore Disclosure Letter, all material written notices, reports, files, engineering, environmental and feasibility studies, memoranda, invoices, receipts, accounting records and books, financial statements and other records, documents and instruments (including in electronic format) relating to the Portfolio Assets, in all cases to the extent they are in the possession of BaseCore or the General Partner, but specifically excluding any records, documents and instruments: (i) which relate to the business of CMA, Noranda Income Limited Partnership or any of its Affiliates, or Glencore or any of its Affiliates, and which are subject to confidentiality restrictions; (ii) to the extent they do not relate to the Portfolio Assets, in which case BaseCore may redact and exclude any information that does not relate to the Portfolio Assets; or (iii) to the extent they contain information which is proprietary to BaseCore or the General Partner, including internal models, presentations, briefing notes and other materials prepared for meetings or proceedings of the Limited Partners or the directors or equivalent of BaseCore or the General Partner, and minutes and records of such meetings or proceedings.

“Business Day” means any day other than Saturday, Sunday or a day on which banking institutions in Toronto, Ontario or Vancouver, British Columbia are required or authorized to be closed.

“CEZinc Intercreditor Agreement” has the meaning given to such term in Schedule C.

“CEZinc Stream” means the mineral purchase and other rights and obligations in favour of BaseCore pursuant to the CEZinc Stream Agreement.

“CEZinc Stream Agreement” has the meaning given to such term in Schedule C.

“CEZinc Stream Instruments” means the Contracts set out in Schedule C.

“CEZinc Stream Waiver” has the meaning given to such term in Section 5.6.

“Closing” has the meaning given to such term in Section 7.1.

“Closing Date” means (a) the date that is two (2) Business Days following the date on which the last of the conditions set forth in Sections 6.1, 6.2 and 6.3 (excluding conditions that, by their terms, cannot be satisfied until the date of the Closing, but subject to the satisfaction or waiver of those conditions as of the Closing) is satisfied or waived, or (b) such other date as BaseCore and the Purchaser may mutually agree, provided that the Closing Date shall occur no later than the Outside Date.

“Closing Documents” has the meaning given to such term in Section 7.4.

“CMA” means Compañía Minera Antamina S.A., a sociedad anomina organized under the laws of Peru.

“Competition Act” means the Competition Act (Canada).

“Competition Act Approval” means any of: (i) the Commissioner of Competition having issued an advance ruling certificate pursuant to section 102 of the Competition Act in respect of the transactions contemplated by this Agreement; (ii) the Commissioner of Competition having waived the obligation to file notifications under section 114 of the Competition Act and having issued a No Action Letter; or (iii) the Parties having filed notifications under section 114 of the Competition Act and the applicable waiting period under section 123 of the Competition Act having expired or been terminated.

“Consideration Shares” means 13,495,277 Purchaser Shares [Redacted – commercially sensitive information].

“Contract” means any contract, mortgage, deed of trust, bond, indenture, lease, license, note, franchise, certificate, option, warrant, right, or other instrument, document, obligation, or agreement, and any other obligation, right, or agreement, whether written or oral.

“Counterparty” means any party to any Royalty Instrument or CEZinc Stream Instrument other than BaseCore or any predecessor in interest to BaseCore.

“Debt Payoff Amount” has the meaning given to such term in Section 6.1(d).

“Disclosing Party” has the meaning given to such term in Section 5.5(f).

“Dispute” has the meaning given to such term in Section 10.2(a).

“Dispute Notice” has the meaning given to such term in Section 10.2(a).

“EDGAR” means the Electronic Data Gathering, Analysis, and Retrieval system maintained by the United States Securities and Exchange Commission.

“Effective Date” means April 1, 2022; provided that all payments made to BaseCore or the Purchaser under the Royalties, all payments made by BaseCore or the Purchaser under the CEZinc Stream, and all deliveries to BaseCore or the Purchaser of zinc metal (including in the form of London Metal Exchange warrants) under the CEZinc Stream, in each case:

(a)	to the extent they accrue for periods ending prior to April 1, 2022, shall be for the account of BaseCore; and

(b)	to the extent they accrue for periods commencing on or after April 1, 2022, shall be for the account of the Purchaser;

and further provided that (i) any payments received by BaseCore under the Highland Valley Royalty prior to [Redacted – commercially sensitive information] shall be deemed to have accrued entirely for periods ending prior to April 1, 2022 and shall be for the account of BaseCore, and (ii) any payments received by BaseCore or the Purchaser under the Highland Valley Royalty on or after [Redacted – commercially sensitive information] shall be deemed to have accrued entirely for periods commencing on or after April 1, 2022 and shall be for the account of the Purchaser.

“Encumbrance” means any mortgage, deed of trust, pledge, lien, assignment by way of security, charge, option, security interest, trust arrangement in the nature of a security interest, conditional sale or other title retention agreement, hypothec, execution, seizure, attachment, garnishment, or adverse claim constituting an interest in property, or any other encumbrance of any nature and kind (but excluding any Portfolio Asset ROFR/ROFO Rights or any such other rights in favour of a Counterparty as are set out in the Royalty Instruments or the CEZinc Stream Instruments).

“Environment” means the natural environment (including soil, land surface or subsurface strata, surface water, wetlands, groundwater, sediment, ambient air (including all layers of the atmosphere), organic and inorganic matter and living organisms, including public health) and all sewer systems.

“Environmental Law” means all Applicable Laws aimed at or relating to Reclamation of properties; abatement of pollution; protection of the Environment; protection of human health and safety; protection of wildlife, including endangered species; processing, distribution, use, handling, transport, management, treatment, storage, disposal or control of, or exposure to Hazardous Substances; and Releases or threatened Releases of Hazardous Substances.

“Environmental Liabilities” means any and all claims, actions, causes of action, damages, losses, liabilities, obligations, penalties, Judgments, settlements, costs, disbursements, or expenses (including legal fees and experts’ fees) of any kind or of any nature whatsoever for liability (including liability for study, testing or investigatory costs, cleanup costs, response actions or costs, removal actions or costs, remediation costs, containment costs, restoration costs, reclamation costs, corrective action costs, closure costs, natural resources damages, nuisance, property damages, business losses, penalties or fines), whether threatened or otherwise, arising out of, based upon or resulting from, relating to, connected with or caused by the Portfolio Assets or operations thereon or related thereto, however and by whomsoever caused, and whether caused by a breach of Applicable Law, arising under common law or otherwise, which exist or arise in whole or in part prior to, at or subsequent to the Closing, and regardless of whether a reclamation certificate has been issued, including, without limiting the generality of the foregoing, those existing or arising from or related to:

(a)	the presence, Release or threatened Release into the Environment of any Hazardous Substance;

(b)	the violation or alleged violation of any Environmental Law;

(c)	any Reclamation obligations;

(d)	surface, underground, air, ground water, surface water or marine environment contamination;

(e)	the breach of Applicable Law in effect at any time;

(f)	the removal of or failure to remove foundations, structures or equipment; and

(g)	damages and losses suffered, sustained, paid or incurred by third parties as a result of any of the matters described in the foregoing provisions of this definition.

“Estimated Purchase Price Adjustment” has the meaning given to such term in Section 2.2(c).

“Exchanges” means, collectively, the Toronto Stock Exchange and the New York Stock Exchange.

“Exchange Conditional Approvals” means, collectively, the conditional approval of each of the Toronto Stock Exchange and the New York Stock Exchange to the issuance of the Consideration Shares pursuant to the Transaction and the listing thereon of the Consideration Shares to be so issued, subject in each case to official notice of issuance and the making of customary post-closing filings with each such Exchange.

“Exchange Rate” means the average of the daily exchange rates published by the Bank of Canada for C$1.00, expressed in US$, for each of the five (5) Business Days preceding the date as of which the Exchange Rate is to be determined.

“Excluded Taxes” means, with respect to any amount payable by or on account of the Purchaser to BaseCore, (a) Taxes imposed on or measured by BaseCore’s net income (including capital gains) or capital and franchise taxes imposed on BaseCore (in lieu of or in addition to net income taxes), however denominated, by any jurisdiction (or any political subdivision thereof) as a result of a present or former connection between BaseCore and the jurisdiction imposing such tax, and (b) any branch profits Taxes imposed by any jurisdiction as a result of a connection described in clause (a) above. [Redacted – commercially sensitive information].

“Final Purchase Price Adjustment” has the meaning given to such term in Section 2.2(d).

“Final Purchase Price Adjustment Statement” has the meaning given to such term in Section 2.2(d).

“General Partner” means BaseCore Metals GP Limited, a corporation existing under the laws of the Province of Ontario.

“Glencore” means Glencore Canada Corporation, a corporation existing under the laws of the Province of Ontario as an indirect wholly-owned subsidiary of Glencore International AG.

“Glencore Confidentiality Agreement” means the confidentiality letter agreement dated November 4, 2021 between Glencore International AG and the Purchaser.

“Governmental Authority” means any international, multinational, national, sovereign, federal, provincial, territorial, state, regional, municipal, local or other government or governmental body and any political subdivision or quasi-governmental authority of any of the same, including but not limited to courts, tribunals, arbitrators, arbitration panels, departments, commissions, boards, bureaus, agencies, officials and other instrumentalities, and including any stock exchange.

“Governmental Permits” means franchises, approvals, authorizations, permits, licenses, easements, registrations, qualifications, leases, variances and similar rights obtained from any Governmental Authority.

“Hazardous Substances” means any waste, material or other substance that is hazardous, radioactive, toxic, a pollutant or a contaminant, or that is regulated, listed, defined, designated, prohibited, or classified, or otherwise determined to be, as such under or pursuant to any Environmental Law, including any mixture or solution thereof, and including pollutants, contaminants, chemicals, deleterious substances, dangerous goods, hazardous or industrial toxic wastes or substances, tailings, waste rock, radioactive materials, flammable substance, explosives, polychlorinated biphenyl, chlorinated solvents, hydrogen sulphide, arsenic, cadmium, copper, lead, mercury, urea-formaldehyde insulation, petroleum and all derivatives thereof or synthetic substitutes thereof, asbestos or asbestos-containing materials, cyanide or cyanide-containing compounds and any other material, substance pollutant or contaminant that could result in liability under, any applicable Environmental Law.

“Hod Maden Project” has the meaning given to such term in Section 22 of Schedule E.

“Horne 5 Asset Purchase Agreement” means [Redacted – commercially sensitive information].

“Horne 5 Deposit” means the Horne 5 deposit on mining concession CM-156PTB, as described in the NI 43-101 Technical Report Feasibility Study Update – Horne 5 Gold Project prepared for Falco Resources Ltd. with an effective date of March 18, 2021.

“Horne 5 Intercreditor Agreement” means [Redacted – commercially sensitive information].

“IFRS” means International Financial Reporting Standards formulated by the International Accounting Standards Board, as updated and amended from time to time.

“Indemnitee” has the meaning given to such term in Section 9.4(a).

“Indemnitor” has the meaning given to such term in Section 9.4(a).

“Insolvency Event” means, for any Person, (i) such Person commences or indicates in writing an intention to commence a voluntary proceeding under any bankruptcy, insolvency, restructuring or similar Applicable Law now or hereafter in effect (including any proceeding under applicate corporate law seeking a compromise or arrangement of, or a stay of proceedings to enforce, some or all of the debts of such Person); (ii) such Person consents or indicates in writing an intention to consent to an involuntary proceeding under any bankruptcy, insolvency, restructuring or similar Applicable Law or to the appointment of or taking possession by a receiver, receiver and manager, liquidator, assignee, custodian, trustee, sequestrator, monitor or other similar official of any substantial part of its assets; (iii) a receiver, receiver and manager, liquidator, assignee, encumbrancer, custodian, trustee, sequestrator, monitor or other similar official is appointed or takes possession with respect to any substantial part of its assets; (iv) such Person or its shareholders takes corporate or other action relating to winding-up or dissolution or in furtherance of any of the foregoing; (v) entry is made against such Person of a judgment, decree or order for relief affecting it or a substantial part of any of its assets by a court of competent jurisdiction in an involuntary case commenced under any bankruptcy, insolvency, restructuring or other similar Applicable Law of any jurisdiction now or hereafter in effect and such judgement, decree or order continues unstayed and in effect for a period of forty-five (45) days or such Person is not actively and diligently contesting, appealing or otherwise challenging such judgment, decree, or order or (vi) proceedings are commenced against it under any bankruptcy, insolvency, restructuring or similar Applicable Law or for the liquidation or winding-up of it, unless such Person in good faith actively and diligently contests such proceedings resulting in a dismissal or stay thereof within forty-five (45) days of the commencement of such proceedings.

“Interim Period” has the meaning given to such term in Section 5.3.

“Investment Canada Act” means the Investment Canada Act (Canada).

“Judgment” means any judgment, writ, order, injunction, award, or decree of any court, judge, justice, magistrate or arbitrator, including any bankruptcy court or judge, and any order of or by any Governmental Authority.

“Knowledge” with respect to any matter means:

(a)

in the case of the Purchaser, the actual knowledge of [Redacted – commercially sensitive information], each in their respective capacities as officers or employees of the Purchaser and not in their respective personal capacities, and all knowledge which such persons would have if such person made reasonable enquiry into the relevant subject matter having regard to the role and responsibilities of such person as an officer or employee of the Purchaser; and

(b)

in the case of BaseCore, the actual knowledge of [Redacted – commercially sensitive information], each in their respective capacities as officers or employees of BaseCore and not in their respective personal capacities, and all knowledge which such persons would have if such person made reasonable enquiry into the relevant subject matter having regard to the role and responsibilities of such person as an officer or employee of BaseCore.

“Lac Joannes Assumption Agreement” has the meaning given to such term in Schedule B.

“Lac Joannes Property” has the meaning given to such term in the Lac Joannes Assumption Agreement.

“Limited Partners” means, collectively, Glencore and OTPP Trust.

“Litigation” means any claim, action, suit, proceeding, arbitration, investigation, hearing, or other activity, including, to the Knowledge of the applicable Party, any threat related to any of the foregoing, in each case, that could result in a Judgment.

“Losses” means any claims, losses (excluding loss of profits and consequential losses), liabilities, damages, penalties, costs, and expenses (including interest which may be imposed in connection therewith, and reasonable fees and disbursements of counsel).

“Mexico” means the United Mexican States.

“Misrepresentation” has the meaning ascribed thereto in the Securities Act.

“Neutral Auditor” means an accounting firm of recognized national standing as agreed by the parties or as may be appointed as Neutral Auditor in accordance with Section 2.2(e).

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators.

“No Action Letter” means written confirmation from the Commissioner of Competition confirming that he does not, at that time, intend to make an application under section 92 of the Competition Act in respect of the transactions contemplated by this Agreement.

“Notice” has the meaning given to such term in Section 10.3.

“Operator” has the meaning given to such term in Section 4.1(a)(i).

“OTPP Trust” means BM Holdings Trust, a trust formed under the laws of the Province of Ontario by BM Holdings Trustee Inc., as trustee.

“Outside Date” means [Redacted – commercially sensitive information].

“Party” means a party to this Agreement and “Parties” means the parties to this Agreement, collectively.

“Payoff Letter” has the meaning given to such term in Section 6.1(d).

“Person” means any natural person, Governmental Authority, corporation, general or limited partnership, joint venture, limited liability company, trust, association, or unincorporated entity of any kind.

“Peru” means the Republic of Peru.

“Portfolio Assets” means:

(a)	the Royalties and other rights and obligations in favour of BaseCore pursuant to the Royalty Instruments; and

(b)	the CEZinc Stream and other rights and obligations in favour of BaseCore pursuant to the CEZinc Stream Instruments.

“Portfolio Asset ROFR/ROFO Rights” has the meaning given to such term in Section 3(f) of Schedule D.

“Pre-Effective Date Period” means any period or portion thereof ending before the Effective Date.

“Pre-Closing Period” means any period or portion thereof commencing on or after the Effective Date and ending on the day immediately prior to the Closing Date.

“Post-Closing Period” means any period or portion thereof commencing on or after the Closing Date.

“Purchase Price” has the meaning given to such term in Section 2.2(a).

“Purchaser Disclosure Letter” means the confidential letter from the Purchaser to BaseCore dated the date hereof executed and delivered by the Parties in connection with this Agreement.

“Purchaser Entitled Amounts” means, collectively:

(a)

the aggregate value, expressed in U.S. dollars, of any cash payments received at any time by BaseCore from or pursuant to the Royalty Instruments or the CEZinc Stream Instruments or otherwise with respect to or on account of the Portfolio Assets in respect of any Pre-Closing Period; and

(b)

the aggregate value, expressed in U.S. dollars, of any cash payments received at any time by BaseCore from the sale of metal purchased by and delivered to BaseCore pursuant to the CEZinc Stream Instruments in respect of any Pre-Closing Period, less the aggregate purchase price, expressed in U.S. dollars, paid by BaseCore for such metal pursuant to the CEZinc Stream, provided such aggregate amounts are reduced by any Taxes paid or payable by BaseCore, the General Partner or any Limited Partner(s) in respect of such payments received by BaseCore.

“Purchaser Financial Statements” has the meaning given to such term in Section 5 of Schedule E.

“Purchaser Fundamental Representations” has the meaning given to such term in Section 6.3(b)(i).

“Purchaser Indemnified Taxes” means:

(a)

all Taxes imposed on amounts payable by the Purchaser (or, if applicable, the Substitute Purchaser) to BaseCore pursuant to this Agreement (including any transfers of property of any kind under this Agreement) arising on or after the Effective Date, other than Excluded Taxes; and

(b)	Purchaser Sales Taxes.

“Purchaser Material Adverse Effect” means any change, effect, event, development, state of facts or occurrence that, individually or together with any other changes, effects, events, developments, states of facts or occurrences, is or would reasonably be expected to be material and adverse to the business, operations, results of operations, assets, properties, capitalization, financial condition or liabilities (contingent or otherwise) of the Purchaser and its subsidiaries, taken as a whole, other than any change, effect, event, development, state of facts or occurrence:

(a)	affecting the worldwide base metals, iron ore, diamond, gold and/or silver mining industry;

(b)

relating to general political, economic or financial or market conditions (including any reduction in market indices) in Canada, the United States, any other jurisdiction in respect of which the Purchaser holds a royalty, stream or other asset, or globally, as applicable;

(c)	relating to climatic or other natural events or conditions, including drought, any other weather conditions and any natural disaster;

(d)	any outbreak or escalation of hostilities, war, civil disturbance, civil war or acts of terrorism;

(e)

any outbreak of illness, pandemic (including COVID-19), epidemic or other health crisis or public health events or the worsening thereof, or any measures introduced by any Governmental Authority to address any such outbreak, pandemic, epidemic or other health crisis or public health event;

(f)	relating to generally applicable changes in IFRS or regulatory accounting requirements;

(g)	relating to any change in Applicable Law or any interpretation, application or non-application thereof by any Governmental Authority;

(h)	relating to changes in commodity prices, currency exchange rates, interest rates or rates of inflation; or

(i)	relating to a change in the market trading price of the Purchaser Shares arising from the announcement of the execution of this Agreement or the transactions contemplated hereby;

provided, however, that each of paragraphs (a) through (h) above shall not apply to the extent that any change, effect, event, development, state of facts or occurrence referred to therein disproportionately adversely affects the Purchaser and its subsidiaries taken as a whole compared to other royalty and streaming companies of similar size operating in the mining industry.

“Purchaser Public Record” means, collectively, all of the documents which have been filed by or on behalf of the Purchaser on or after January 1, 2020 with the relevant securities regulators pursuant to the requirements of securities laws, including all documents publicly available on the Purchaser’s SEDAR or EDGAR profile.

“Purchaser Sales Taxes” has the meaning given to such term in Section 2.5.

“Purchaser Shares” means common shares in the capital of Purchaser.

“R&W Insurance Policies” means the following representation and warranty insurance policies purchased by the Purchaser on or about the date of this Agreement:

(a)	[Redacted – commercially sensitive information];

(b)	[Redacted – commercially sensitive information];

(c)	[Redacted – commercially sensitive information]; and

(d)	[Redacted – commercially sensitive information].

“Receiving Party” has the meaning given to such term in Section 5.5(f).

“Reclamation” means the reclamation, remediation, restoration or closure, to the satisfaction of the relevant Governmental Authority, of any facility or land utilized in any exploration, mining or processing operation required by any Applicable Law or any Governmental Permits.

“Release” means any sudden, intermittent or gradual release, spill, leak, pumping, addition, pouring, emission, emptying, discharge, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, placement or introduction of a Hazardous Substance, whether accidental or intentional, into the Environment.

“Representatives” has the meaning given to such term in the BaseCore Confidentiality Agreement.

“ROFR/ROFO Adjustment” has the meaning given to such term in Section 2.2(g)(ii).

“Royalties” means, collectively, the following royalty interests and cash flow interests:

(a)	the royalty created in accordance with Section 3.1 of the Antamina Royalty Agreement (the “Antamina Royalty”);

(b)	the royalty created in accordance with Section 2.1 of the Horne 5 Royalty Agreement (with respect to all applicable properties except the Lac Joannes Property) (the “Horne 5 Royalty”);

(c)	the cash flow interest created under Column D in the Distribution of Cash Flow table attached to the Highland Valley Royalty Agreement (the “Highland Valley Royalty”);

(d)	the royalty created in accordance with Section 3.01 of the El Pilar Royalty Agreement (the “El Pilar Royalty”);

(e)	the royalty created in accordance with Section 2.1 of the Horne 5 Royalty Agreement (with respect to the Lac Joannes Property only) (the “Lac Joannes Royalty”)

(f)	the royalty created in accordance with Section 18 of the Long Lake Royalty Agreement (the “Long Lake Royalty”);

(g)	the royalty created in accordance with Section 18 of the Tulks South Royalty Agreement (the “Tulks South Royalty”);

(h)	the royalty created in accordance with Section 11 of the Point Leamington Royalty Agreement (the “Point Leamington Royalty”); and

(i)	the royalty created in accordance with Section 19 of the South Tally Royalty Agreement (the “South Tally Royalty”).

“Royalty Agreements” means, collectively, the Antamina Royalty Agreement, the Horne 5 Royalty Agreement, the Highland Valley Royalty Agreement, the El Pilar Royalty Agreement, the Long Lake Royalty Agreement, the Tulks South Royalty Agreement, the Point Leamington Royalty Agreement and the South Tally Royalty Agreement, as each such term is defined in Schedule B.

“Royalty Instruments” means, in respect of each Royalty, the Contracts set out opposite the name of such Royalty in Schedule B.

“Sales Taxes” has the meaning given to such term in Section 2.5.

“Sanctions” has the meaning given to such term in Section 25 of Schedule E.

“Securities Act” means the Securities Act (British Columbia) and the rules and regulations promulgated thereunder.

“Security Documents” means all security documents, guarantees and indemnities in favour of or for the benefit of BaseCore in connection with any Portfolio Asset.

“SEDAR” means the System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators.

“subsidiary” means, with respect to any Person, another Person that is controlled directly or indirectly by such first-mentioned Person and includes a subsidiary of any such subsidiary and, for purposes of this definition, a Person controls a second Person if (i) the first Person, directly or indirectly, beneficially owns or exercises control or direction over securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person, unless the first Person beneficially owns or exercises control or direction over voting securities only to secure an obligation, (ii) where the second Person is a partnership, the first Person beneficially owns or exercises control or direction over more than 50 per cent of the interests in the partnership, or (iii) where the second Person is a limited partnership, the first Person is the general partner of the limited partnership or controls the general partner.

“Substitute Purchaser” has the meaning given to such term in Section 10.10(a).

“Substitute Purchaser Assignment Agreement” has the meaning given to such term in Section 10.10(a).

“Tax Returns” shall mean returns, reports, information statements and other documentation (including any additional or supporting material) filed or maintained, or required to be filed or maintained, in connection with the calculation, determination, assessment, claim for refund or collection of any Tax and shall include any amended returns required as a result of examination adjustments made by the Canada Revenue Agency, or other appropriate Governmental Authority.

“Tax” or “Taxes” means all taxes, levies, charges and assessments of any kind or nature imposed by any Governmental Authority, including but not limited to all income, sales, use, ad valorem, value added, real property, franchise, severance, net or gross proceeds, withholding, payroll, employment, excise, or property taxes, together with any interest thereon and any penalties, additions to tax, or additional amounts applicable thereto.

“Transaction” has the meaning given to such term in the recitals hereto.

“Underlying Interests” has the meaning given to such term in Section 4.1(a)(i).

1.2	Other Matters of Interpretation

In this Agreement:

(a)	unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders;

(b)

unless the context otherwise requires, references to any “Article”, “Section”, “paragraph”, “clause”, “Schedule” or “definition” are to articles, sections, paragraphs and clauses of, schedules attached to, and definitions set out in, this Agreement, respectively. The words “hereto”, “herein”, “hereby”, “hereunder”, “hereof” and similar expressions when used in this Agreement refer to the whole of this Agreement and not to any particular Article, Section, paragraph, clause, Schedule, definition or other portion hereof;

(c)

the division of this Agreement into Articles, Sections and Schedules and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement;

(d)

all provisions requiring a Party to do or refrain from doing something will be interpreted as the covenant of that Party with respect to that matter notwithstanding the absence of the words “covenants”, “agrees” or “promises”;

(e)

all provisions requiring a Party to do something will be interpreted as including the covenant of that Party to cause that thing to be done when the Party cannot directly perform the covenant but can indirectly cause that covenant to be performed, whether by an Affiliate under its control or otherwise; provided, however, that where a Party covenants in this Agreement to (i) ensure something is done or an event or circumstance occurs or exists, or (ii) cause a person to perform (or not perform) an action or to ensure an event or circumstance occurs or exists (or does not occur or exist), such obligation shall not be reduced or limited in any manner even if such Party cannot control such action, event or circumstance, or does not control a person who is able to control such action, event or circumstance;

(f)	the words “including”, “includes” and “include” shall be deemed to be followed by the words “without limitation”;

(g)	all references to “US$” shall be to United States dollars, and all references to “C$” shall be to Canadian dollars;

(h)	unless otherwise specified, a period of days shall be deemed to begin on the first day after the event which began the period and to end at 5:00 p.m. (Toronto time) on the last day of the period, provided that if the last day of the period does not fall on a Business Day, such period shall end at 5:00 p.m. (Toronto time) on the next Business Day;

(i)

references to any legislation or to any provision thereof shall include any amendment, modification or re-enactment thereof, any provision substituted therefor and all regulations, rules, instruments and interpretations issued thereunder or pursuant thereto;

(j)

references to any Contract (i) mean such Contract as it may be amended, restated, supplemented or modified from time to time, but only to the extent that any such amendment, restatement, supplement or modification is not prohibited by the terms of this Agreement, and (ii) include all schedules, exhibits and appendices attached thereto;

(k)	references to any Person in this Agreement means the Person and its successors or assigns; and

(l)	the Parties hereby agree that any rule of construction to the effect that any ambiguity is to be resolved against the drafting Party shall not be applicable in the interpretation of this Agreement.

1.3	Schedules

The following Schedules are attached to and form an integral part of this Agreement:

Schedule A – Portfolio Assets and Allocation of Base Purchase Price

Schedule B – Royalty Instruments

Schedule C – CEZinc Stream Instruments

Schedule D – Representations and Warranties of BaseCore

Schedule E – Representations and Warranties of the Purchaser

Schedule F – Form of Assignment Agreement

ARTICLE 2 – TRANSACTION

2.1	Purchase and Sale of Portfolio Assets

Subject to the terms and conditions of this Agreement, the Royalty Instruments and the CEZinc Stream Instruments, upon the Closing, (i) BaseCore shall sell, assign, transfer and convey all of its right, title and interest in and to the Portfolio Assets to the Purchaser, free and clear of all Encumbrances, and (ii) the Purchaser shall purchase and acquire the same from BaseCore.

2.2	Purchase Price

(a)	The purchase price for BaseCore’s right, title and interest in and to the Portfolio Assets (the “Purchase Price”) shall be equal to:

(i)	US$525,000,000 (the “Base Purchase Price”); less

(ii)	the ROFR/ROFO Adjustment, if any; less

(iii)	the Purchaser Entitled Amounts, if any.

(b)	The Purchase Price for the Portfolio Assets shall be satisfied on the Closing Date as follows:

(i)

the Purchaser shall pay to BaseCore, by wire transfer of immediately available funds to a bank account that has been designated in writing by BaseCore at least two (2) Business Days before the Closing Date, cash in an aggregate amount equal to:

(A)	US$425,000,000 (the “Base Cash Consideration”); less

(B)	the ROFR/ROFO Adjustment, if any; less

(C)	the Debt Payoff Amount, if any, as set forth in the Payoff Letter; less

(D)	the Estimated Purchase Price Adjustment as estimated by BaseCore pursuant to Section 2.2(c); plus

(E)	any Purchaser Sales Taxes; and

(ii)	the Purchaser shall pay, or cause to be paid, in full, for and on behalf of BaseCore, the Debt Payoff Amount, if any, as set forth in, and in accordance with, the Payoff Letter; and

(iii)

the Purchaser shall issue and deliver, or cause to be to delivered, to BaseCore (or as BaseCore may otherwise direct in writing at least two (2) Business Days before the Closing Date) certificates or direct registration statements representing the Consideration Shares.

(c)

Not later than five (5) Business Days before the Closing Date, BaseCore shall deliver to the Purchaser a written notice setting out BaseCore’s good faith estimate of the Purchaser Entitled Amounts (the “Estimated Purchase Price Adjustment”), together with a detailed calculation thereof.

(d)

As soon as reasonably practicable following the date of delivery by BaseCore and the Purchaser to Teck Base Metals Ltd. of a joint notice that the Closing has occurred, BaseCore shall deliver to the Purchaser a written statement (the “Final Purchase Price Adjustment Statement”) setting forth BaseCore’s final determination of the Purchaser Entitled Amounts (the “Final Purchase Price Adjustment”), together with a detailed calculation thereof and such supporting documentation as may be reasonably requested by the Purchaser. Following the resolution of any dispute in respect of the Final Purchase Price Adjustment, as set forth in Section 2.2(e), (i) if the Final Purchase Price Adjustment exceeds the Estimated Purchase Price Adjustment, such excess will be payable by the BaseCore to the Purchaser, and (ii) if the Final Purchase Price Adjustment is less than the Estimated Purchase Price Adjustment, such difference will be payable by the Purchaser to BaseCore. The Party obligated to make either such payment shall pay to the other Party, by wire transfer of immediately available funds to a bank account that has been designated in writing by the other Party at least two (2) Business Days before the date of such payment, cash in the required amount within fifteen (15) Business Days of receipt of the Final Purchase Price Adjustment Statement provided pursuant to this Section 2.2(d) or Section 2.2(f), as applicable.

(e)

If the Purchaser disputes the calculation of one or more items in the Final Purchase Price Adjustment Statement delivered pursuant to Section 2.2(d), the Purchaser shall, within ten (10) Business Days of receipt of such statement, deliver to BaseCore a notice of the item(s) in dispute, along with reasonable particulars setting forth its reasons for such dispute, whereupon the Purchaser shall be entitled to request a Neutral Auditor to determine the correct calculation of the disputed items in such statement as an independent expert. If the Parties cannot mutually agree upon a Neutral Auditor within ten (10) Business Days following delivery of the Purchaser’s notice of dispute, either Party may make a request to ADRIC to appoint the Neutral Auditor. The Purchaser and BaseCore shall instruct the Neutral Auditor to deliver its written determination of the correct calculation to them no later than twenty (20) Business Days after the dispute has been referred to it (or within any other period of time as mutually agreed between the Parties). The Neutral Auditor shall give written reasons for its determination regarding all calculations which are in dispute between the Purchaser and BaseCore. Any determination rendered by the Neutral Auditor in respect of any such calculation shall be final and binding on the Parties. At the conclusion of such determination by the Neutral Auditor, (i) if the amount determined by the Neutral Auditor to be due to the Purchaser is greater by five percent (5%) or more than the amount calculated by BaseCore, then the reasonable costs of the Neutral Auditor will be borne by BaseCore, and (ii) if the amount determined by the Neutral Auditor to be due to the Purchaser is greater by less than five percent (5%) than (or is less than) the amount calculated by BaseCore then the reasonable costs of the Neutral Auditor will be borne by the Purchaser.

(f)

Not later than ten (10) Business Days following receipt of the Neutral Auditor’s decision, BaseCore shall prepare and deliver to the Purchaser a revised Final Purchase Price Adjustment Statement setting out the Final Purchase Price Adjustment calculated in accordance with the Neutral Auditor’s determination.

(g)	The Parties agree that:

(i)

the allocation of the Base Purchase Price (including the Base Cash Consideration and the number of Consideration Shares to be issued and delivered in satisfaction of the Purchase Price) among each of the Portfolio Assets shall be set out in Schedule A; and

(ii)

in the event that the Portfolio Asset ROFR/ROFO Rights with respect to any applicable Royalty are validly exercised by the Counterparty thereto, each of the Base Purchase Price and the Base Cash Consideration shall be adjusted downward pursuant to Section 2.2(a)(ii) and 2.2(b)(i)(B), respectively, by an amount equal to the portion of the Base Purchase Price allocated to such Royalty as set out in Schedule A (the “ROFR/ROFO Adjustment”), and all references to the Portfolio Assets herein shall be deemed thereafter to exclude any such Royalty.

(h)

BaseCore acknowledges that the Consideration Shares shall be subject to a statutory four (4) month hold period under applicable Canadian securities laws, and any share certificate or direct registration statement delivered to BaseCore (or as BaseCore may otherwise direct) in respect of the ownership of the Consideration Shares shall bear the applicable legend(s) provided for under applicable Canadian securities laws.

(i)

BaseCore acknowledges and consents to: (i) the fact that the Purchaser is collecting “personal information” (as that term is defined under applicable privacy legislation, including the Personal Information Protection and Electronic Documents Act (Canada)

and any other applicable similar, replacement or supplemental provincial or federal legislation or laws in effect from time to time); (ii) the Purchaser retaining such Personal information for as long as permitted or required by Applicable Law or business practices; (iii) the fact that the Purchaser may be required by applicable securities laws, the rules and policies of any stock exchange or the rules of the Investment Industry Regulatory Organization of Canada to provide regulatory authorities with any such personal information provided by BaseCore in or in connection with this Agreement; and (iv the collection, use and disclosure of BaseCore’s personal information by each Exchange.

2.3	Assumption of Obligations

Subject to the terms and conditions of this Agreement, the Purchaser covenants and agrees with BaseCore that, from and after the Closing, it will assume and be responsible for the observance, performance and payment of all obligations and liabilities of BaseCore under the Royalty Instruments and the CEZinc Instruments that arise or accrue from and after the Closing (the “Assumed Liabilities”) in accordance with the terms of each Assignment Agreement.

2.4	Amounts Received Post-Closing

(a)	If, following the Closing:

(i)

BaseCore receives any benefits, income, profits, monies, metals (including any London Metal Exchange warrants) or other amounts under or in respect of the Portfolio Assets (for greater certainty, excluding any amounts received from the Purchaser in accordance with this Agreement) in respect of the Post-Closing Period; or

(ii)

the Purchaser or any of its Affiliates receives any benefits, income, profits, monies, metals (including any London Metal Exchange warrants) or other amounts under or in respect of the Portfolio Assets in respect of the Pre-Effective Date Period;

then (A) such Party shall hold all such benefits, income, profits, monies, metals (including any London Metal Exchange warrants) or other amounts in trust for the other Party until payment or delivery thereof to the other Party in accordance with this Section 2.4, and (B) such Party shall promptly provide the other Party with (i) a written statement setting forth such Party’s good faith determination of all such benefits, income, profits, monies, metals (including any London Metal Exchange warrants) or other amounts received, together with a detailed calculation thereof and such supporting documentation as may be reasonably requested by the other Party, (ii) a wire transfer of immediately available funds to a bank account that has been designated in writing by the other Party at least two (2) Business Days before the date of such payment in the amount of such benefits, income, profits, monies or other amounts, or delivery of such any metals (including any London Metal Exchange warrants), and (iii) a certificate signed by an officer of the Purchaser or the General Partner, as applicable, certifying that the applicable Party has complied with the provisions of this Section 2.4.

(b)

In the event of any dispute between the Purchaser or BaseCore regarding the calculation of any benefits, income, profits, monies, metals (including any London Metal Exchange warrants) or other amounts arising pursuant to Section 2.4(a), each Party shall provide the other Party reasonable access to its books and records relating to such amounts and shall endeavour in good faith to resolve such dispute, failing which resolution either Party shall be entitled to invoke the dispute resolution provisions set out in Sections 2.2(e) and 2.2(f), mutatis mutandis.

2.5	Tax Matters

All amounts payable by the Purchaser to BaseCore pursuant to this Agreement do not include any value-added, sales, use, consumption, multi-staged, personal property, customs, excise, stamp, transfer, or similar Taxes, duties, or charges (collectively “Sales Taxes”), and all Sales Taxes payable in respect of consideration payable by the Purchaser to BaseCore pursuant to this Agreement (collectively “Purchaser Sales Taxes”) are the responsibility and for the account of the Purchaser. If BaseCore is required by Applicable Law to collect any applicable Purchaser Sales Taxes from the Purchaser, the Purchaser shall pay such Purchaser Sales Taxes to BaseCore concurrent with the payment of the consideration upon which such Purchaser Sales Taxes are calculated. Where BaseCore is not required by Applicable Law to collect applicable Purchaser Sales Taxes, the Purchaser shall pay such Purchaser Sales Taxes directly to the appropriate taxing authority and shall provide evidence of such payment to BaseCore upon request. If the Purchaser claims that BaseCore is not required to, or is not entitled to, collect Purchaser Sales Taxes in respect of some or all of the Portfolio Assets, the Purchaser shall, in lieu of payment of such Purchaser Sales Taxes to BaseCore, deliver to BaseCore such certificates, elections or other documentation in a form acceptable to BaseCore to substantiate such claims and the Purchaser shall, at all times, indemnify and hold harmless BaseCore against and in respect of any and all amounts assessed by any taxing authority as a consequence of BaseCore’s non-collection of Purchaser Sales Taxes from the Purchaser. Notwithstanding anything else in this Agreement, this indemnity shall survive the Closing Date and shall not be subject to any thresholds, caps or other restrictions.

ARTICLE 3 – REPRESENTATIONS AND WARRANTIES

3.1	BaseCore’s Representations and Warranties

Except as disclosed in and in accordance with the BaseCore Disclosure Letter, BaseCore represents and warrants to the Purchaser, in each case subject to the limitations in Article 4, those matters set forth in Schedule D and acknowledges that the Purchaser is relying on such representations and warranties in entering into this Agreement and concluding the transactions contemplated hereby.

3.2	Purchaser’s Representations and Warranties

Except as disclosed in and in accordance with the Purchaser Disclosure Letter, the Purchaser represents and warrants to BaseCore those matters set forth in Schedule E and acknowledges that BaseCore is relying on such representations and warranties in entering into this Agreement and concluding the transactions contemplated hereby.

3.3	Survival of Representations and Warranties

(a)

The representations and warranties of BaseCore contained in this Agreement or in any other agreement, certificate or instrument executed and delivered pursuant to this Agreement shall not survive the Closing.

(b)

The representations and warranties of the Purchaser contained in this Agreement or in any other agreement, certificate or instrument executed and delivered pursuant to this Agreement shall survive the Closing for a period of eighteen (18) months.

3.4	R&W Insurance Policies

(a)

The Parties acknowledge that the Purchaser has obtained the R&W Insurance Policies (subject to conditional binders), and true and correct copies of the R&W Insurance Policies (and such conditional binders) have been provided to BaseCore.

(b)	The Purchaser acknowledges and agrees that each of the R&W Insurance Policies shall at all times provide that:

(i)

the insurer shall have no, and shall waive and not pursue any and all, subrogation rights against BaseCore, the General Partner, any Limited Partner or any Affiliate, shareholder, member, director, officer, employee or partner (or the functional equivalent of any such position) of any of them, based solely on the representations and warranties of BaseCore pursuant to Section 3.1;

(ii)	BaseCore is a third-party beneficiary of such waiver; and

(iii)

the Purchaser shall not amend the R&W Insurance Policies in any manner adverse to BaseCore (including with respect to the subrogation provisions or the exclusion provisions) without express written consent from BaseCore, which may be withheld by BaseCore in its sole discretion.

(c)	[Redacted – commercially sensitive information].

ARTICLE 4 – ACKNOWLEDGEMENTS OF THE PARTIES

4.1	Limited Representations and Warranties

(a)

The Purchaser acknowledges and agrees that except for the representations and warranties of BaseCore set forth in Schedule D, no express or implied representations or warranties are or have been made relating to the Portfolio Assets or the Underlying Interests and all implied representations or warranties of any kind or nature whatsoever with respect to the Portfolio Assets or the Underlying Interests are expressly excluded to the maximum extent allowed by Applicable Law. Except for the representations and warranties of BaseCore set forth in Schedule D, the Purchaser acknowledges that it is relying solely upon its own investigations with respect to, and that BaseCore has not made and does not make any representations or warranties with respect to, the following matters:

(i)

the value, merchantability or fitness for any purpose of the mineral or real property interests underlying the Portfolio Assets (the “Underlying Interests”); the existence or presence of any mineral substances, ore, the feasibility or profitability of any operation on or with respect to the Underlying Interests; the value of the Portfolio Assets; the right or ability of any owner or operator of the Underlying Interests (an “Operator”) to mine or produce minerals or ore from the Underlying Interests; the likelihood that minerals or ore can or will be removed from the Underlying Interests in commercially saleable quantities; the physical condition of the Underlying Interests; the existence of Hazardous Substances on the Underlying Interests; and any Environmental Liabilities associated with the Portfolio Assets or the Underlying Interests;

(ii)	the right or ability of any Operator or any Counterparty to perform its obligations under the Royalty Instruments or CEZinc Stream Instruments, or the legal status or financial condition of any Operator or Counterparty or any of their respective Affiliates;

(iii)

the title, if any, of any of the Operators to the Underlying Interests; the absence of third-party claims to or interests in the Underlying Interests; the status or good standing of the Underlying Interests; whether any or all of the Underlying Interests or any portions thereof continue to exist; whether Taxes required to maintain the Underlying Interests in good standing have been paid; or whether any rights in respect of the Underlying Interests were validly obtained by conversion, extension or substitution of concessions, claims or other mining rights;

(iv)	any engineering, geological or other interpretations or economic evaluations respecting the Underlying Interests;

(v)	the quality, condition (physical or otherwise) or serviceability of the Portfolio Assets or the Underlying Interests or the suitability of their use for any purpose;

(vi)

the accuracy or completeness of any information, documentation or data provided to the Purchaser pursuant hereto (for greater certainty, including pursuant to Section 5.9) or in connection with the negotiation hereof relating to the Portfolio Assets, the Underlying Interests, the Counterparties or otherwise, including information, documentation or data provided to the Purchaser or any of its Representatives by way of data rooms, electronic transfer of records or other computer records, file summaries or other interpretive records that were received by any Counterparty or prepared by BaseCore for internal use or delivery to the Purchaser; or

(vii)	any other matter whatsoever with respect to any Underlying Interests.

Without restricting the generality of the foregoing, the Purchaser acknowledges that it has had such opportunity as it requires to conduct due diligence (including conducting searches of the public records relating to the Portfolio Assets, the Underlying Interests and the Counterparties), made its own independent evaluation of the Portfolio Assets as part of its due diligence process, and, except for the representations and warranties of BaseCore set forth in Schedule D, the Purchaser has relied on that independent due diligence and evaluation for its assessment of the condition, quantum and value of the Portfolio Assets.

(b)

BaseCore acknowledges and agrees that except for the representations and warranties of the Purchaser set forth in Schedule E, no express or implied representations or warranties are or have been made relating to the Purchaser or its assets, properties or undertaking, and all implied representations or warranties of any kind or nature whatsoever with respect to the foregoing are expressly excluded to the maximum extent allowed by Applicable Law.

ARTICLE 5 – COVENANTS

5.1	Confidentiality and Public Statements

(a)

Any non-public information that either Party or any of its Representatives may obtain from the other Party or any of its Representatives in connection with this Agreement shall be subject to the provisions of the BaseCore Confidentiality Agreement in accordance with its terms; provided, however, that following the Closing, the provisions of the BaseCore Confidentiality Agreement applicable to disclosure by the Purchaser of any such information obtained by the Purchaser or any of its Representatives with respect to the Portfolio Assets, the Underlying Interests, any Counterparty or any Operator (and which information does not relate to BaseCore, the Limited Partners or any of their respective Affiliates or its or their respective businesses, operations, assets, liabilities, plans, prospects or affairs) shall cease to apply and thereafter the Purchaser shall be governed by any applicable provisions in the Royalty Instruments and the CEZinc Stream Instruments with respect to the confidentiality of any such information.

(b)	For greater certainty, and notwithstanding Section 5.1(a), the Glencore Confidentiality Agreement shall remain in full force and effect in accordance with its terms.

(c)

Subject to Section 5.1(d), neither Party nor any of its Affiliates shall issue any press release or written investor presentation or make any other public statement or disclosure with respect to this Agreement or the transactions contemplated hereby without the consent of the other Party; provided, however, that any Party that, based on the written opinion of its outside legal counsel, is required by Applicable Law to make any such public statement or disclosure shall use its commercially reasonable efforts to give the other Party prior oral or written notice thereof and a reasonable opportunity to review and comment on its proposed disclosure, and shall give reasonable consideration to any comments made by the other Party and its counsel.

(d)

BaseCore acknowledges that the Purchaser will be required to file this Agreement on SEDAR within ten (10) days of the date of this Agreement. The Purchaser will consult with BaseCore with respect to any proposed redactions to this Agreement in compliance with Applicable Laws before the Agreement is filed on SEDAR or EDGAR.

(e)

The provisions of this Section 5.1 shall survive and continue to bind the Parties notwithstanding that any Party ceases to be a Party to this Agreement or this Agreement is terminated for any reason whatsoever.

5.2	Closing Conditions

The Purchaser and BaseCore shall each use commercially reasonable efforts to take such actions as are necessary to expeditiously satisfy the closing conditions set forth in Sections 6.1, 6.2 and 6.3 and not take or agree to take any action that would reasonably be expected to delay or prevent the completion of the transactions contemplated by this Agreement. Without restricting the generality of the foregoing, BaseCore will use all commercially reasonable efforts to obtain, prior to the Closing, all consents, approvals, releases and waivers, in form and substance satisfactory to the Purchaser, acting reasonably, necessary for the transfer, assignment and conveyance of the Portfolio Assets and the Royalty Instruments and CEZinc Stream Instruments to the Purchaser.

5.3	Interim Period Covenants of BaseCore

Other than (i) as expressly required or permitted by this Agreement, (ii) as required pursuant to Applicable Law, or (iii) as consented to in writing by the Purchaser (such consent not to be unreasonably withheld, delayed or conditioned), during the period of time from the date of this Agreement to and including the Closing Date (the “Interim Period”), BaseCore shall:

(a)

conduct its business only in the ordinary and normal course of business and shall use its commercially reasonable efforts to maintain and preserve the Portfolio Assets in a manner consistent with its past practice;

(b)	make all necessary Tax, governmental and other filings necessary in respect of the Royalties and the CEZinc Stream in a timely fashion;

(c)

provide to the Purchaser and its employees, representatives and agents, such reasonable access during normal business hours to BaseCore’s personnel and to the Books and Records as the Purchaser may from time to time request upon reasonable notice in writing in order to facilitate the integration of the Portfolio Assets into the Purchaser’s portfolio upon Closing;

(d)

not take any action inconsistent with the provisions of this Agreement or which would reasonably be expected to have a BaseCore Material Adverse Effect or to materially prevent, delay or impede the completion of the transactions contemplated by this Agreement;

(e)	not amend, modify, restate or supplement the terms of any Royalty Instrument or CEZinc Stream Instrument;

(f)	not terminate or rescind any Royalty Instrument or CEZinc Stream Instrument or any right, benefit or privilege contained therein;

(g)

not sell, transfer, dispose of, lease, encumber, relinquish, abandon, or grant any option to purchase or right of first offer or first refusal over, any Portfolio Asset or any right, benefit or privilege in respect thereof;

(h)	not grant, create or permit to exist any additional security over any Portfolio Assets to any lender (except as may be required by the provisions of the BaseCore Credit Agreement) or other Person; and

(i)	not resolve or agree to do or undertake, or announce any intention to do or undertake, any action prohibited by paragraphs (d) through (h) of this Section 5.3.

5.4	Interim Period Covenants of the Purchaser

Other than (i) as expressly required or permitted by this Agreement, (ii) as required pursuant to Applicable Law, or (iii) as consented to in writing by BaseCore (such consent not to be unreasonably withheld, delayed or conditioned), during the Interim Period, the Purchaser shall:

(a)

except as set out in Section 5.4(a) of the Purchaser Disclosure Letter, conduct its business only in the ordinary and normal course of business and shall use its commercially reasonable efforts to maintain and preserve its business organization, assets, employees, goodwill and business relationships in a manner consistent with its past practice;

(b)	maintain the listing of the Purchaser Shares on each Exchange;

(c)

not take any action inconsistent with the provisions of this Agreement or which would reasonably be expected to have a Purchaser Material Adverse Effect or to materially prevent, delay or impede the completion of the transactions contemplated by this Agreement;

(d)	[Redacted – commercially sensitive information]; and

(e)	not resolve or agree to do or undertake, or announce any intention to do or undertake, any action prohibited by paragraph (c) or (d) of this Section 5.4.

5.5	Competition Approvals

(a)

As soon as reasonably practicable, and in any event no later than ten (10) Business Days from the date of this Agreement, the Purchaser shall file with the Commissioner of Competition a submission in support of a request for an advance ruling certificate under section 102 of the Competition Act or, in the event that the Commissioner of Competition will not issue an advance ruling certificate, a No Action Letter in respect of the transactions contemplated by this Agreement. If an advance ruling certificate or No Action Letter shall not have been obtained within sixteen (16) calendar days after the filing thereof, the Purchaser or BaseCore may at any time thereafter, acting reasonably, notify the other Party that it intends to file a notification pursuant to section 114(1) of the Competition Act, in which case the Purchaser and BaseCore shall each file their respective notification pursuant to section 114(1) of the Competition Act as promptly as practicable but in any event within ten (10) Business Days following the date the Purchaser or BaseCore, as applicable, notified the other Party of its intention to file a notification.

(b)

The costs of any filings with the Commissioner of Competition in respect of Competition Act Approval shall be borne equally by the Purchaser and BaseCore. BaseCore shall cooperate and collaborate with the Purchaser with respect to documentation required to be prepared in connection with such filings and BaseCore’s costs of such cooperation, collaboration and document review shall be borne by BaseCore.

(c)	Each of the Purchaser and BaseCore shall use its commercially reasonable efforts to:

(i)	obtain the Competition Act Approval at the earliest possible date;

(ii)	respond promptly to any request for additional information or documentary materials made by any Governmental Authority in connection with the Competition Act Approval; and

(iii)	make such further filings as may be necessary, proper or advisable in connection therewith.

(d)

The Parties shall cooperate with each other in connection with the preparation and submission of all applications, notices, filings, submissions, undertakings, correspondence and communications of any nature (including responses to requests for information and inquiries from any Governmental Authority) as may be or become necessary or desirable pertaining to the Competition Act Approval in connection with the completion of the transactions contemplated herein. The Purchaser and BaseCore shall furnish to the other Party such information and assistance as a Party may reasonably request from another Party in order to obtain the Competition Act Approval.

(e)	Each Party shall:

(i)	promptly inform the other Party of any material communication received by that Party from any Governmental Authority in respect of obtaining or concluding the Competition Act Approval;

(ii)

use reasonable commercial efforts to respond promptly to any request or notice from any Governmental Authority requiring the Parties, or any one of them, to supply additional information that is relevant to the review of the transactions contemplated by this Agreement in respect of obtaining or concluding the Competition Act Approval;

(iii)

permit the other Party to review in advance any proposed applications, notices, filings, submissions, undertakings, correspondence and communications of any nature (including responses to requests for information and inquiries from any Governmental Authority) in respect of obtaining the Competition Act Approval and shall provide the other Party a reasonable opportunity to comment thereon and agree to consider those comments in good faith;

(iv)

promptly provide the other Party with copies of any applications, notices, filings, submissions, undertakings, correspondence and communications of any nature (including responses to requests for information and inquiries from any Governmental Authority) that were submitted to a Governmental Authority in respect of obtaining the Competition Act Approval;

(v)

not participate in any substantive meeting or discussion (whether in person, by telephone or otherwise) with a Governmental Authority in respect of obtaining the Competition Act Approval unless it consults with the other Party in advance and gives the other Party the opportunity to attend and participate thereat, provided that the Purchaser shall only be under an obligation to provide BaseCore’s external counsel with the opportunity to attend, observe and/or participate; and

(vi)	keep the other Parties informed of the status of discussions relating to obtaining the Competition Act Approval.

(f)

Notwithstanding any requirement in this Section 5.5 in connection with obtaining the Competition Act Approval, where a Party (in this Section 5.5 only, a “Disclosing Party”) is required under this Section 5.5 to provide information to another Party (a “Receiving Party”) that the Disclosing Party deems to be competitively sensitive information, the Disclosing Party may restrict the provision of such competitively sensitive information to only the external legal counsel of the Receiving Party, provided that the Disclosing Party also provides a redacted version of any such application, notice, filing, submissions, undertakings, correspondence or communications (including responses to requests for information and inquiries from any Governmental Authority).

5.6	CEZinc Stream Waiver

As soon as reasonably practicable, and in any event no later than ten (10) Business Days from the date of this Agreement, BaseCore shall request a written waiver from Noranda Income Limited Partnership, in form and substance satisfactory to each of the Parties, acting reasonably, in favour of BaseCore of the provisions of section 8.4(a) of the CEZinc Stream Agreement in relation to the assignment, transfer and conveyance of the CEZinc Stream to the Purchaser as contemplated by this Agreement (the “CEZinc Stream Waiver”). BaseCore shall use its commercially reasonable efforts to obtain the CEZinc Stream Waiver as soon as reasonably practicable. BaseCore shall keep the Purchaser informed of the status of discussions relating to obtaining the CEZinc Stream Waiver and shall promptly inform the Purchaser of any material communication received by BaseCore in respect of obtaining the CEZinc Stream Waiver.

5.7	Portfolio Asset ROFR/ROFO Rights

(a)

As soon as reasonably practicable, and in any event no later than ten (10) Business Days from the date of this Agreement, BaseCore shall provide all notices to all Counterparties required under each Royalty Instrument that contains a Portfolio Asset ROFR/ROFO Right. BaseCore shall comply with all requirements of each Portfolio Asset ROFR/ROFO Right. BaseCore shall promptly provide the Purchaser with a copy of all of the foregoing notices.

(b)	If a Counterparty exercises a Portfolio Asset ROFR/ROFO Right before the Closing Date, then:

(i)

BaseCore shall promptly notify the Purchaser that a Counterparty has exercised a Portfolio ROFR/ROFO Right, which notice shall include the name of the Counterparty, the Royalty in question and the terms upon which BaseCore proposes to sell such Royalty to the Counterparty; and

(ii)

BaseCore shall promptly (i) notify the Purchaser once the Royalty subject to the exercised Portfolio Asset ROFR/ROFO Right has been purchased and acquired by the Counterparty, which notice shall include confirmation that such Royalty was acquired by the Counterparty (i) on the terms specified in the notice contemplated in Section 5.7(b)(i), and (ii) in accordance with the terms of the applicable Royalty Instrument.

5.8	Payoff Letter

As soon as reasonably practicable following the execution of this Agreement, BaseCore shall request the Payoff Letter from Bank of Montreal and any other financial institutions party to the BaseCore Credit Agreement, for delivery to BaseCore in connection with the Closing.

5.9	Securities Filings

As soon as reasonably practicable following the execution of this Agreement and from time to time during the Interim Period, BaseCore shall provide to the Purchaser and the Substitute Purchaser on a timely basis:

(a)

such Books and Records within BaseCore’s possession or control as the Purchaser or the Substitute Purchaser may reasonably request in writing in order to prepare any filings, submissions or notices required to be made or given by the Purchaser or the Substitute Purchaser (i) under applicable securities laws, including in connection with the transactions set out in Section 5.4(a) of the Purchaser Disclosure Letter, or (ii) in connection with this Agreement or the transactions contemplated under this Agreement; and

(b)

such financial information in the Books and Records within BaseCore’s possession or control as the Purchaser or the Substitute Purchaser may reasonably request in writing related to BaseCore and the Portfolio Assets for the purpose of compliance with applicable securities laws in connection with (i) this Agreement or the transactions contemplated under this Agreement, or (ii) the transactions set out in Section 5.4(a) of the Purchaser Disclosure Letter, including, if necessary, for the preparation of a business acquisition report of the Purchaser or the Substitute Purchaser required under National Instrument 52-101 – Continuous Disclosure Obligations of the Canadian Securities Administrators. Without limiting the generality of the foregoing, BaseCore shall provide all the foregoing required financial information to the Purchaser or the Substitute Purchaser and their respective auditors in sufficient time and detail, including after Closing, to permit the Purchaser’s or Substitute Purchaser’s auditors to take all steps and perform all reviews necessary to provide sufficient assistance to the Purchaser or the Substitute Purchaser with respect to information to be included in such business acquisition report.

The Purchaser undertakes and agrees that BaseCore shall be afforded a reasonable opportunity to review and comment on any proposed public disclosure made by the Purchaser or the Substitute Purchaser which relates to the business of BaseCore or the Portfolio Assets and which is to be made publicly available prior to the Closing Date, and that reasonable consideration shall be given to any and all such comments.

5.10	BaseCore Additional Covenants

BaseCore covenants and agrees that:

(a)

until the second (2nd) anniversary of the Closing Date, it shall promptly forward to the Purchaser any written or electronic notices received by it relating to the Portfolio Assets, whether received before or after the Closing; and

(b)

if, after Closing, the validity or the interest of the Purchaser in any of the Portfolio Assets is challenged, or if payments or deliveries thereunder are refused, or if an interest in any Portfolio Asset is asserted by any third party, then BaseCore shall use its commercially reasonable efforts to provide to the Purchaser such information within BaseCore’s possession or control as the Purchaser may reasonably request in writing so as to assist the Purchaser in confirming: the validity and enforceability of any such Portfolio Asset; the Purchaser’s right, title, interest and benefit in and to any such Portfolio Asset; or the Purchaser’s right to receive royalty payments or zinc deliveries thereunder.

ARTICLE 6 – CONDITIONS PRECEDENT

6.1	Mutual Conditions Precedent to Closing

The obligations of each of the Purchaser and BaseCore to complete the transactions contemplated by this Agreement shall be subject to the satisfaction or waiver of the following conditions:

(a)	Competition Act Approval shall have been obtained and shall remain in full force and effect as of the Closing Date;

(b)	the Exchange Conditional Approvals shall remain in full force and effect as of the Closing Date;

(c)	in relation to each of the Portfolio Asset ROFR/ROFO Rights, either:

(i)

BaseCore shall have received a written waiver in respect of such Portfolio Asset ROFR/ROFO Right from the applicable Counterparty (or other holder of a Portfolio Asset ROFR/ROFO Right), in form and substance satisfactory to each of the Parties, acting reasonably;

(ii)

following notice given by BaseCore to the applicable Counterparty (or other holder of a Portfolio Asset ROFR/ROFO Right) under the applicable Royalty Instrument in accordance with Section 5.7(a), the acceptance period in respect of such

Portfolio Asset ROFR/ROFO Right shall have expired or such right shall have otherwise become inoperative; or

(iii)

such Portfolio Asset ROFR/ROFO Right shall have been validly exercised by the applicable Counterparty (or other holder of a Portfolio Asset ROFR/ROFO Right), in which case the provisions of Section 2.2(g)(ii) apply;

(d)

BaseCore shall have received a copy of a payoff letter on customary terms, including evidencing the full satisfaction and repayment of all amounts owing under the BaseCore Credit Agreement (the “Debt Payoff Amount”) and providing for the release, upon receipt of the Debt Payoff Amount, of all Encumbrances over the Portfolio Assets securing the Debt Payoff Amount (collectively, the “Payoff Letter”);

(e)	[Redacted – commercially sensitive information]; and

(f)

no Applicable Law shall have been enacted, issued, promulgated, enforced, made, entered, amended or applied, and no legal proceeding will otherwise have been taken under any Applicable Laws or by any Governmental Authority (whether temporary, preliminary or permanent) that makes the completion of the transactions contemplated hereby illegal or otherwise directly or indirectly cease trades, enjoins, restrains or otherwise prohibits the completion of the transactions contemplated hereby (unless such Applicable Law or proceeding has been subsequently with the result that such completion is no longer illegal or cease traded, enjoined, restrained or otherwise prohibited).

The foregoing conditions are for the benefit of the Purchaser and BaseCore and any such condition may only be waived in whole or in part by both the Purchaser and BaseCore at or prior to the Closing by each Party delivering to the other Party a written waiver to that effect executed by the Party waiving the condition. Delivery of any such waiver shall be without prejudice to any rights and remedies at law and in equity a Party delivering such wavier may have, including any claims such Party may have for breach of covenant, representation or warranty by the other Party, and also without prejudice to the rights of termination of the Party delivering the waiver in the event of non-performance of any other conditions in whole or in part.

6.2	Conditions to the Purchaser’s Obligations

The obligations of the Purchaser to complete the transactions contemplated by this Agreement shall be subject to the satisfaction or waiver of the following conditions:

(a)

BaseCore shall have performed and complied in all material respects with all covenants and obligations set out in this Agreement to be complied with and performed by BaseCore on or before the Closing Date;

(b)	the representations and warranties of BaseCore:

(i)

set out in Sections 1 (Organization and Capacity), 2 (Authorization), 9 (Ownership of Portfolio Assets) and 10 (No Encumbrances) of Schedule D (the “BaseCore Fundamental Representations”) shall be true and correct in all respects as of the Closing Date as if made on and as of such date; and

(ii)

made pursuant to Section 3.1 of this Agreement (other than the BaseCore Fundamental Representations ) shall be true and correct in all material respects (disregarding for this purpose all materiality or BaseCore Material Adverse Effect qualifications contained therein) as of the Closing Date as if made on and as of such date (except for such representations and warranties as refer to or are made as of another specified date, the truth and correctness of which shall be determined as of such specified date);

(c)	no BaseCore Material Adverse Effect shall have occurred since the date of this Agreement;

(d)

there shall be no pending or threatened third party Litigation seeking to obtain material damages in connection with, or to restrain, prohibit, invalidate or set aside, in whole or in part, the completion of the transactions contemplated by this Agreement or which if successful could have the effect of any of the foregoing, or any Judgment providing for any of the foregoing;

(e)

BaseCore shall have delivered to the Purchaser a certificate, dated as of the Closing Date, executed by a senior officer of the General Partner certifying that the conditions stated in Sections 6.2(a), 6.2(b), 6.2(c) and 6.2(d) have been satisfied; and

(f)	BaseCore shall have delivered to the Purchaser the closing deliveries required to be delivered by BaseCore pursuant to Section 7.2.

The foregoing conditions are for the exclusive benefit of the Purchaser and any such condition may be waived in whole or in part by the Purchaser at or prior to the Closing by delivering to BaseCore a written waiver to that effect executed by the Purchaser. Delivery of any such waiver shall be without prejudice to any rights and remedies at law and in equity the Purchaser may have, including any claims the Purchaser may have for breach of covenant by BaseCore, and also without prejudice to the rights of termination of the Purchaser in the event of non-performance of any other conditions in whole or in part.

6.3	Conditions to BaseCore’s Obligations

The obligations of BaseCore to complete the transactions contemplated by this Agreement shall be subject to the satisfaction or waiver of the following conditions:

(a)

the Purchaser shall have performed and complied in all material respects with all covenants and obligations set out in this Agreement to be complied with and performed by the Purchaser on or before the Closing Date;

(b)	the representations and warranties of the Purchaser:

(i)

set out in Sections 1 (Organization and Capacity) and 2 (Authorization) and, if applicable, Sections 26(a) (Organization and Capacity of the Substitute Purchaser) and 26(b) (Authorization of the Substitute Purchaser) of Schedule E, (collectively, the “Purchaser Fundamental Representations”) shall be true and correct in all respects as of the Closing Date as if made on and as of such date; and

(ii)

made pursuant to Section 3.2 of this Agreement (other than the Purchaser Fundamental Representations) shall be true and correct in all material respects (disregarding for this purpose all materiality or Purchaser Material Adverse Effect qualifications contained therein) as of the Closing Date as if made on and as of such date (except for such representations and warranties as refer to or are made as of another specified date, the truth and correctness of which shall be determined as of such specified date);

(c)	no Purchaser Material Adverse Effect shall have occurred since the date of this Agreement;

(d)

there shall be no pending or threatened third party Litigation seeking to obtain material damages in connection with, or to restrain, prohibit, invalidate or set aside, in whole or in part, the completion of the transactions contemplated by this Agreement or which if successful could have the effect of any of the foregoing, or any Judgment providing for any of the foregoing;

(e)

the Purchaser shall have delivered to BaseCore a certificate dated as of the Closing Date, executed by a senior officer of the Purchaser certifying that the conditions stated in Sections 6.3(a), 6.3(b), 6.3(c) and 6.3(d) have been satisfied;

(f)

the Purchaser shall have executed and delivered in favour of the parties to the Horne 5 Intercreditor Agreement a joinder agreement substantially in the form attached to the Horne 5 Intercreditor agreement as Schedule A thereto, pursuant to which the Purchaser agrees to be bound by the provisions of the Horne 5 Intercreditor Agreement as though it were an original party thereto;

(g)

the Purchaser shall have executed and delivered to Seller (as defined under the CEZinc Intercreditor Agreement) a written agreement, satisfactory to Seller (as such term is defined in the CEZinc Intercreditor Agreement), acting reasonably, of the Purchaser acquiring the Purchaser Interest (as such term is defined in the CEZinc Intercreditor Agreement) and enforceable by Seller that the Purchaser shall be bound by the terms and conditions of the CEZinc Intercreditor Agreement with respect to the Purchaser Interest (as defined under the CEZinc Intercreditor Agreement); and

(h)	the Purchaser shall have delivered to BaseCore the documents and payments of consideration required to be delivered by the Purchaser pursuant to Section 7.3.

The foregoing conditions are for the exclusive benefit of BaseCore and any such condition may be waived in whole or in part by BaseCore at or prior to the Closing by delivering to the Purchaser a written waiver to that effect executed by BaseCore. Delivery of any such waiver shall be without prejudice to any rights and remedies at law and in equity BaseCore may have, including any claims BaseCore may have for breach of covenant, representation or warranty by the Purchaser, and also without prejudice to the rights of termination of BaseCore in the event of non-performance of any other conditions in whole or in part.

ARTICLE 7 – CLOSING

7.1	Closing

Subject to compliance with the terms and conditions hereof, the completion of the transactions contemplated by this Agreement (the “Closing”) shall take place electronically at 2:00 p.m. (Toronto time) on the Closing Date.

7.2	BaseCore’s Closing Deliveries

At Closing, BaseCore shall deliver or cause to be delivered to the Purchaser the following:

(a)

Officer’s Certificate: a certificate of BaseCore dated as of the Closing Date executed by a senior officer of the General Partner, in form and substance satisfactory to the Purchaser, acting reasonably, certifying (i) copies of the BaseCore Constating Documents, (ii) the resolutions of the Limited Partners and the board of directors of the General Partner authorizing the execution, delivery and performance of this Agreement and the transactions contemplated hereby, (iii) the names, positions and true signatures of the persons authorized to sign documents on behalf of BaseCore and the General Partner in connection with the Transaction;

(b)	Bringdown Certificate: the certificate of BaseCore contemplated by Section 6.2(e);

(c)

Assignment Documents: assignment and assumption agreements, each substantially in the form attached hereto as Schedule F or such alternative form as may be supplied by the applicable Counterparty to each Royalty Instrument and CEZinc Stream Instrument (subject to such additional comments as may be received from counsel to BaseCore or the Purchaser, as applicable) comprising the Portfolio Assets (including the Security Documents), in each case satisfactory to each of BaseCore and the Purchaser, each acting reasonably, pursuant to which (i) BaseCore shall assign all of its right, title and interest in and to the Portfolio Assets to the Purchaser (and, if applicable, the Substitute Purchaser), and (ii) the Purchaser (and, if applicable, the Substitute Purchaser) shall assume from and after the Closing the Assumed Liabilities (each, an “Assignment Agreement”), together with any other related instruments necessary or appropriate in connection therewith, each executed by the General Partner, in its capacity as general partner of BaseCore;

(d)

Legal Opinion: a favourable legal opinion of its counsel dated as of the Closing Date addressed to the Purchaser, in form and substance satisfactory to the Purchaser and its counsel, acting reasonably, with respect to, among other things, (i) the valid existence of each of BaseCore and the General Partner, (ii) the corporate or other power and capacity of each of BaseCore and the General Partner, (iii) the authorization, execution and delivery of this Agreement by each of BaseCore and the General Partner, (iv) the enforceability of this Agreement against each of BaseCore and the General Partner, and (v) the execution, delivery and performance of this Agreement not breaching or resulting in any conflict with or default under the BaseCore Constating Documents or any Applicable Laws by which either of BaseCore or the General Partner is bound; and

(e)	Other Documents:

(i)	a copy of the Payoff Letter;

(ii)	all Books and Records, or copies thereof; and

(iii)	such other documents and instruments as shall be reasonably necessary to give effect to the intent of this Agreement and complete the transactions contemplated hereby.

7.3	Purchaser’s Closing Deliveries

At Closing, the Purchaser shall deliver or cause to be delivered to BaseCore the following:

(a)

Officer’s Certificate: a certificate of the Purchaser dated as of the Closing Date executed by a senior officer of the Purchaser, in form and substance satisfactory to BaseCore, acting reasonably, certifying (i) copies of the Purchaser’s (and, if applicable, the Substitute Purchaser’s) constating documents, (ii) the resolutions of the board of directors of the Purchaser authorizing the execution, delivery and performance of this Agreement and the transactions contemplated hereby (and, if applicable, the resolutions of the board of directors of the Substitute Purchaser authorizing the execution, delivery and performance of the Substitute Purchaser Assignment Agreement and the performance of the Assigned Interest), (iii) the names, positions and true signatures of the persons authorized to sign documents on behalf of the Purchaser (and, if applicable, the Substitute Purchaser) in connection with the Transaction;

(b)	Bringdown Certificate: the certificate of the Purchaser contemplated by Section 6.3(e).

(c)	Purchase Price: (i) the Base Cash Consideration, as adjusted pursuant to Section 2.2(b)(i), and (ii) the Consideration Shares, in accordance with Section 2.2(b)(iii);

(d)

Assignment Documents: a counterpart to each Assignment Agreement and each other related instrument necessary or appropriate in connection with the assignment of each of the Portfolio Assets to the Purchaser (and, if applicable, the Substitute Purchaser) as contemplated by Section 7.2(c), each executed by the Purchaser (and, if applicable, the Substitute Purchaser);

(e)

Legal Opinion: a favourable legal opinion of its counsel dated as of the Closing Date addressed to BaseCore and the General Partner, in form and substance satisfactory to BaseCore and its counsel, acting reasonably, with respect to, among other things, (i) the valid existence of the Purchaser (and, if applicable, the Substitute Purchaser), (ii) the corporate power and capacity of the Purchaser (and, if applicable, the Substitute Purchaser), (iii) the authorization, execution and delivery of this Agreement by the Purchaser (and, if applicable, the authorization, execution and delivery of the Substitute Purchaser Assignment Agreement by each of the Purchaser and the Substitute Purchaser), (iv) the enforceability of this Agreement against the Purchaser (and, if applicable, the enforceability of the Substitute Purchaser Assignment Agreement and the Assigned Interest against the Substitute Purchaser), (v) the execution, delivery and performance of this Agreement not breaching or resulting in any conflict with or default under the constating documents of the Purchaser (and, if applicable, the execution, delivery and performance of the Substitute Purchaser Assignment Agreement and the performance of the Assigned Interest not breaching or resulting in any conflict with or default under the constating documents of the Substitute Purchaser) or any Applicable Laws by which the Purchaser (and, if applicable, the Substitute Purchaser) is bound, (vi) the authorized and issued share capital of the Purchaser; (vii) the valid issuance of the Consideration Shares as fully paid and non-assessable Purchaser Shares, (viii) that the Consideration Shares have been issued pursuant to an available exemption under the Securities Act; and (ix) that the Toronto Stock Exchange has conditionally approved the listing thereon, subject only to the satisfaction of customary listing conditions, of the Consideration Shares on the Closing Date; and

(f)	Other Documents:

(i)	the documents contemplated by Sections 6.3(f) and 6.3(g); and

(ii)	such other documents and instruments as shall be reasonably necessary to give effect to the intent of this Agreement and complete the transactions contemplated hereby.

7.4	Escrow

Any document, instrument or thing which is to be delivered by either of the Parties on the Closing Date (collectively, the “Closing Documents”) shall be tabled, furnished by electronic means and/or uploaded to virtual closing folders by or on behalf of the Party which is to deliver such Closing Document, and any Closing Document so tabled, furnished or uploaded by a Party shall be held in escrow pending confirmation of delivery by or on behalf of the Party which is to deliver such Closing Document after all Closing Documents which are to be delivered on Closing are tabled, furnished or uploaded in accordance with this Section 7.4. Until such confirmation of delivery, such Closing Documents shall not be considered to have been delivered hereunder and shall be of no force and effect.

ARTICLE 8 – TERMINATION

8.1	Termination Rights

Subject to Section 8.2, this Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing:

(a)	by the mutual written agreement of the Parties;

(b)

by BaseCore, upon notice from BaseCore to the Purchaser, if there has been a breach of any representation, warranty or covenant on the part of the Purchaser contained in this Agreement such that any condition specified in Section 6.1 or 6.3 would be incapable of being satisfied at the Closing and such breach is not waived by BaseCore or cured by the Purchaser by the earlier of fifteen (15) Business Days after notice thereof from BaseCore and the Closing Date (which notice shall specify in reasonable detail all breaches of representations, warranties or covenants which BaseCore is asserting as the basis for the non-satisfaction of the applicable condition), provided that BaseCore is not then in breach of any of its representations, warranties or covenants contained in this Agreement so as to cause any condition specified in Section 6.1 or 6.2 not to be satisfied;

(c)

by the Purchaser, upon notice from the Purchaser to BaseCore, if there has been a breach of any representation, warranty or covenant on the part of BaseCore contained in this Agreement such that any condition specified in Section 6.1 or 6.2 would be incapable of being satisfied at the Closing and such breach is not waived by the Purchaser or cured by BaseCore by the earlier of fifteen (15) Business Days after notice thereof from the Purchaser and the Closing Date (which notice shall specify in reasonable detail all breaches of representations, warranties or covenants which the Purchaser is asserting as the basis for the non-satisfaction of the applicable condition), provided that the Purchaser is not then in breach of any of its representations, warranties or covenants contained in this Agreement so as to cause any condition specified in Section 6.1 or 6.3 not to be satisfied;

(d)

by either BaseCore or the Purchaser, upon notice from the Party seeking to terminate this Agreement to the other Party, if the Closing has not occurred by the Outside Date, provided that a Party may not terminate this Agreement under this Section 8.1(d) if its failure to fulfill any of its obligations or its breach of any of its representations, warranties or covenants has been the cause of, or has resulted in, the failure of Closing to occur by the Outside Date; or

(e)	by either Party if there shall have been enacted or made any Applicable Law that makes completion of the transactions contemplated in this Agreement illegal or otherwise prohibited or enjoins the Purchaser or BaseCore from completing the transactions contemplated in this Agreement and such Applicable Law or enjoinment shall, if applicable, have become final and non-appealable.

8.2	Effect of Termination

(a)

Notwithstanding any other provision of this Agreement, if this Agreement is terminated, the provisions of this Section 8.2, Article 9 and Article 10 shall survive such termination and remain in full force and effect, along with any other provisions of this Agreement which expressly or by their nature survive the termination hereof. Any termination under Section 8.1 shall be without prejudice to any right or remedy of any Party with respect to a breach of this Agreement by the other Party.

(b)	Notwithstanding any other provision of this Agreement, if this Agreement is terminated, the terms of the Confidentiality Agreement will continue in full force and effect.

8.3	Notice and Cure Provisions

(a)	Each Party shall promptly notify the other Party of the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would, or would be reasonably likely to:

(i)

cause any of the representations or warranties of such Party contained in this Agreement to be untrue or incorrect in any material respect at any time from the date of this Agreement to the applicable Closing Date; or

(ii)

result in the failure by such Party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party under this Agreement in a manner that would be reasonably likely to impede or delay the completion of the transactions contemplated hereby.

(b)

The notifying Party shall use its commercially reasonable efforts to promptly cure such event, state of facts, occurrence or failure as expeditiously as possible, and shall keep the other Party apprised of any developments in connection therewith.

ARTICLE 9 – INDEMNIFICATION

9.1	Indemnification by the Purchaser

Subject to the limitations contained in this Agreement, from and after Closing, the Purchaser shall indemnify and hold harmless BaseCore, the General Partner, and their respective officers and directors (and, following the earlier of (i) the dissolution or other termination of existence of BaseCore and the distribution of its assets to the Limited Partners, and (ii) the distribution by BaseCore of any of the Consideration Shares to the Limited Partners, each of the Limited Partners) from and against any and all Losses arising out of or resulting from:

(a)

any incorrectness in or breach of any representation or warranty of the Purchaser contained in this Agreement or in any other agreement, certificate or instrument executed and delivered pursuant to this Agreement;

(b)

any breach or any non-fulfilment of any covenant or agreement on the part of the Purchaser contained in this Agreement or in any other agreement, certificate or instrument executed and delivered pursuant to this Agreement;

(c)	the Assumed Liabilities; and

(d)	any Purchaser Indemnified Taxes.

9.2	Indemnification by BaseCore

Subject to the limitations contained in this Agreement, from and after Closing, BaseCore shall indemnify and hold harmless the Purchaser from and against any and all Losses arising out of or resulting from:

(a)

any breach or any non-fulfilment of any covenant or agreement on the part of BaseCore contained in this Agreement or in any other agreement, certificate or instrument executed and delivered pursuant to this Agreement;

(b)

all obligations and liabilities of BaseCore under the Royalty Instruments and the CEZinc Instruments, including the payment of any Taxes in respect thereof, that arose or accrued prior to the Closing; and

(c)	the failure of BaseCore to comply with or perform its obligations under the Royalty Instruments in respect of the Portfolio Asset ROFR/ROFO Rights.

9.3	Time Limits

Notwithstanding any provision to the contrary contained in this Agreement or in any other agreement, certificate or instrument executed and delivered pursuant to this Agreement, the Purchaser shall not be required to indemnify or save harmless BaseCore pursuant to Section 9.1(a) unless BaseCore has provided to the Purchaser a notice of claim for indemnity within the time limits set forth in Section 3.3(b).

9.4	Procedure for Indemnified Third Party Claim

(a)

Promptly after receipt by a Party entitled to indemnification hereunder (the “Indemnitee”) of written notice of the assertion or the commencement of any Litigation with respect to any matter referred to in Section 9.1 or 9.2, as applicable, the Indemnitee shall give written notice thereof to the Party required to make indemnification hereunder (the “Indemnitor”), and thereafter shall keep the Indemnitor reasonably informed with respect thereto; provided, however, that failure of the Indemnitee to give the Indemnitor notice as provided herein shall not relieve the Indemnitor of its obligations hereunder except to the extent that the Indemnitor is prejudiced thereby. If any third party commences any Litigation against an Indemnitee, the Indemnitor shall be entitled to participate in such Litigation and, at its option, assume the defense thereof with counsel reasonably satisfactory to the Indemnitee, at the Indemnitor’s sole expense; provided, however, that the Indemnitor shall not have the right to assume the defense of any Litigation if:

(i)

the Indemnitee shall have one or more legal or equitable defenses available to it which are different from or in addition to those available to the Indemnitor, and, in the reasonable opinion of the Indemnitee, counsel for the Indemnitor could not adequately represent the interests of the Indemnitee because such interests could be in conflict with those of the Indemnitor;

(ii)	such Litigation is reasonably likely to have a material adverse effect on any other matter beyond the scope or limits of the indemnification obligation of the Indemnitor; or

(iii)	the Indemnitor shall not have assumed the defense of the Litigation in a timely fashion (but in any event within thirty (30) days of notice of such Litigation).

(b)

If the Indemnitor shall assume the defense of any Litigation, the Indemnitee shall be entitled to participate in any Litigation at its expense, and the Indemnitor shall not settle such Litigation unless the settlement shall include as an unconditional term thereof the giving by the claimant or the plaintiff of a full and unconditional release of the Indemnitee, from all liability with respect to the matters that are subject to such Litigation, or otherwise shall have been approved reasonably by the Indemnitee. The Indemnitee shall co-operate with the Indemnitor so as to permit the Indemnitor to conduct such negotiation, settlement and defence and for this purpose shall preserve all relevant documents in relation to the Litigation, allow the Indemnitor access on reasonable notice to inspect and take copies of all such documents and require its personnel to provide such statements as the Indemnitor may reasonably require and to attend and give evidence at any trial or hearing in respect of the Litigation.

(c)

If the Indemnitor does not have the right to assume the defense of any Litigation in accordance with Section 9.4(a), then the Indemnitor shall be entitled to participate in any such Litigation at its expense, and the Indemnitee shall not settle any such Litigation without the prior written consent of the Indemnitor..

9.5	Thresholds and Determination of Indemnification Amounts

(a)

No Losses may be recovered from the Purchaser pursuant to Section 9.1(a) unless and until the accumulated aggregate amount of Losses of BaseCore and any other Indemnitees arising pursuant to Section 9.1(a) exceeds [Redacted – commercially sensitive information], in which event the accumulated aggregate amount of all such Losses may be recovered, up to a maximum of [Redacted – commercially sensitive information] of the Purchase Price. Such limitation shall have no application to any claim to recover Losses based on any incorrectness in or breach of any representation or warranty of the Purchaser in this Agreement or in any other agreement, certificate or instrument executed and delivered pursuant to this Agreement resulting from intentional misrepresentation, wilful breach or fraud by BaseCore.

(b)

For purpose of this Article 9, (i) any dollar amount referred to in Section 9.5(a) that is expressed in Canadian dollars shall be converted into U.S. dollars based on the Exchange Rate, and (ii) any Losses that are subject to indemnification and that are expressed in Canadian dollars shall be paid in U.S. dollars based on the Exchange Rate.

9.6	Sole Remedy

After Closing, an Indemnitee may not make any claim for Losses in respect of this Agreement or in any other agreement, certificate or instrument executed and delivered pursuant to this Agreement, or in respect of any breach or termination thereof, against an Indemnitor except by making a claim pursuant to and in accordance with the provisions of this Article 9; provided, however, that if the provisions of this Article 9 shall be invalid or unenforceable, the Purchaser and BaseCore shall have any other rights and remedies available to them under law or in equity and nothing in this Section 9.6 or elsewhere in this Agreement is intended, or will otherwise be deemed, to limit or waive an Indemnitee’s right to make a claim for fraud, intentional misrepresentation or wilful breach.

9.7	Cooperation

The Indemnitor and the Indemnitee shall reasonably cooperate and assist each other in determining the validity of any claim for indemnity by the Indemnitee and otherwise in resolving such matters. Such assistance and cooperation will include providing reasonable access to information, records and documents relating to such matters and furnishing employees to assist in the investigation, defence and resolution of such matters.

9.8	Limitations on Liability

(a)

From and after the Closing, subject to Section 9.8(a) and without limiting the Purchaser’s rights under any R&W Insurance Policy or to terminate this Agreement pursuant to Section 8.1, BaseCore shall not be liable for any inaccuracy or breach of any representations set forth in this Agreement or in any other agreement, certificate or instrument executed and delivered pursuant to this Agreement.

(b)

Without limiting the Purchaser’s rights under any R&W Insurance Policy, the Parties hereby acknowledge and agree that any claim, demand or cause of action (whether in contract or in tort, at law or in equity, granted by statute or predicated on any other cognizable theory) that arises under or by reason of, or is based on, connected with or otherwise relates to, this Agreement or the transactions contemplated hereby (including the sale process and the negotiation, execution and performance of this Agreement) may be made or brought against only a Party, and no Person who is not a Party, including any past, present or future member, partner, Limited Partner, equity holder, Affiliate or Representative of, or any financial advisor or lender to, any Party, or any past, present or future member, partner, Limited Partner, equity holder, Affiliate or Representative of, or any financial advisor or lender to, any of the foregoing, shall have any liability or obligation in respect of any such claim, demand or cause of action.

(c)

Each Party hereby: (i) acknowledges and agrees that the limitations on liability set forth herein were expressly bargained for and are a material inducement for the other Party to enter into this Agreement and consummate the transactions contemplated hereby; (ii) knowingly, voluntarily and irrevocably waives any rights and remedies to which it would otherwise be entitled absent such limitations; and (iii) covenants not to make or bring any claim, demand or cause of action not permitted by this Article 9, in all cases, whether in contract or in tort, at law or in equity, granted by statute or predicated on any other cognizable theory.

(d)

Nothing in this Section 9.8, in this Agreement or otherwise, shall limit the common law liability (or the making of claims related thereto) of BaseCore for common law fraud in the event BaseCore is finally determined pursuant to Section 10.2 to have knowingly committed common law fraud against the Purchaser, with the specific intent to deceive and mislead the Purchaser, in the making of the representations and warranties set forth in this Agreement.

9.9	Adjustment to Purchase Price

The Parties agree that any payment made by a Party under this Article 9 shall be treated as an adjustment to the Purchase Price.

ARTICLE 10 – GENERAL PROVISIONS

10.1	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

10.2	Disputes and Arbitration

(a)

Any dispute, controversy or claim arising out of or relating to this Agreement or the breach, termination or validity thereof (a “Dispute”) may be referred, upon written notice (a “Dispute Notice”) by any Party to the chief executive officer or equivalent of each of BaseCore and the Purchaser for prompt resolution. If the Dispute cannot be resolved by such individuals within fifteen (15) days of delivery of the Dispute Notice, any Party may refer the Dispute to be settled by binding arbitration in accordance with the process described in Section 10.2(b).

(b)

Subject to such matters to be resolved in accordance with Section 10.2(c), a Party may refer a Dispute which has not been resolved by the chief executive officers in accordance with Section 10.2(a) to binding arbitration in accordance with the Arbitration Rules of the ADR Institute of Canada, Inc. (the “Arbitration Rules”) but, subject to the agreement of both Parties, the ADR Institute of Canada, Inc. (the “ADRIC”) is not required to administer the arbitration (the “Arbitration”). Unless otherwise agreed to in writing by the Parties:

(i)

if an Arbitration is in respect of a claim for damages for less than or equal to [Redacted – commercially sensitive information], it shall be conducted before one arbitrator. Otherwise, the Arbitration shall be heard and determined by three arbitrators. The arbitrator or arbitrators, as the case may be, shall be retired judges or senior legal practitioners with significant experience in commercial disputes and shall be appointed in the following manner:

(A)

if the Arbitration shall be conducted before a panel of one arbitrator, the Parties shall mutually agree upon the arbitrator. If the Parties are unable to agree upon an arbitrator within ten (10) days of the referral to Arbitration, the arbitrator shall be appointed in accordance with the Arbitration Rules and the Arbitration shall proceed thereafter as an administered arbitration under the auspices of the ADRIC; and

(B)

if the Arbitration shall be conducted before a panel of three arbitrators, the Parties shall each appoint one arbitrator within ten (10) days of the referral to Arbitration. The third arbitrator, who shall chair the arbitration panel, shall be jointly appointed by the two arbitrators selected by the Parties within ten (10) days of their appointment;

(ii)	the Arbitration shall take place in Toronto, Ontario;

(iii)	the Arbitration shall be conducted in English;

(iv)	subject to the Arbitration Act (Ontario), all decisions of the Arbitration panel will be final and binding on the Parties and not subject to appeal; and

(v)

all matters relating to the Arbitration, including all documents created in the course of or for the purposes of the Arbitration and any interim or final decision, order or award in the Arbitration, shall be kept confidential and shall not be disclosed by any Party to any third party (excluding their respective legal counsel and where necessary, financial advisors) without the prior written consent of the other Party, or unless required by Applicable Law.

(c)

The Parties may not commence legal proceedings in any court in connection with a Dispute with the exception that a Party may, in its sole discretion, apply at any time to a court of competent jurisdiction for urgent interlocutory relief, or to enforce an interim or final decision, order or award from an Arbitration. Each of the Parties irrevocably submits to the non-exclusive jurisdiction of the courts of the Province of Ontario for the purpose of seeking any such relief.

(d)

The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that money damages or legal remedies would not be an adequate remedy for any such damages. Therefore, it is accordingly agreed that, in addition to any other remedy to which they are entitled at law or in equity, each Party shall be entitled to enforce specifically the terms and provisions of this Agreement, or to enforce compliance with, the covenants and obligations of the other Party, and appropriate injunctive relief shall be granted in connection therewith. Any Party seeking an injunction, a decree or order of specific performance shall not be required to provide any bond or other security in connection therewith and any such remedy shall be in addition and not in substitution for any other remedy to which such Party is entitled at law or in equity. Notwithstanding the foregoing or anything to the contrary in this Agreement, either Party shall be entitled to seek specific performance of the other Party’s obligations to effect the Closing if:

(i)	all of the conditions set forth in Section 6.1 have been satisfied or waived in accordance with this Agreement;

(ii)

the Party seeking specific performance has confirmed in writing to the other Party that (A) all conditions set forth in Section 6.2 or Section 6.3, as applicable, in favour of the other Party (other than those conditions which by their nature can only be satisfied on the Closing) have been satisfied, (B) the Party seeking specific performance is ready, willing and able to consummate the Closing and (C) the Closing will occur pursuant to Article 2 if specific performance is granted; and

(iii)	the other Party fails to consummate the Closing on the Closing Date.

10.3	Notices

Any notice, request, demand, election, proposal, objection or other communication required or permitted to be given hereunder (each, a “Notice”) will be in writing addressed to the relevant Party or Parties as follows:

(a)	To BaseCore:

BaseCore Metals LP

Suite 702, 55 University Avenue,

Toronto, Ontario M5J 2H7

Attention: Akshay Dubey

Email: [Redacted – personal information]

with a copy (which shall not constitute notice) to:

Fasken Martineau DuMoulin LLP

333 Bay Street, Suite 2400

Toronto, Ontario M5H 2T6

Attention: Nancy Eastman and Brian Graves

Email: [Redacted – personal information]

(b)	To the Purchaser:

Sandstorm Gold Ltd.

1400 – 400 Burrard Street

Vancouver, British Columbia

V6C 3A6

Attention: Nolan Watson, President and Chief Executive Officer

Email: [Redacted – personal information]

with a copy (which shall not constitute notice) to:

Borden Ladner Gervais LLP

Bay Adelaide Centre, East Tower

Suite 3400

Toronto, Ontario M5H 4E3

Attention: Erik Goldsilver

Email: [Redacted – personal information]

All Notices will be given by personal delivery or electronic transmission (whether by e-mail or otherwise), return receipt requested. All Notices will be effective and will be deemed delivered (i) if by personal delivery, on the date of delivery if delivered during normal business hours on a Business Day, and, if not, then on the next Business Day following delivery; and (ii) if by electronic communication, on the next Business Day following receipt of the electronic communication. Any Notice that may be required to be given to or by the Substitute Purchaser shall be deemed sufficient if given to or by (as the case may be) the Purchaser.

Any Party may at any time change its address for future Notices hereunder by Notice in accordance with this Section 10.3.

10.4	Expenses

Except as otherwise set out in this Agreement, each of the Parties shall bear its own costs and expenses arising from the transactions contemplated by this Agreement.

10.5	Entire Agreement

This Agreement, including the Schedules hereto, constitutes the entire agreement of the Parties with respect to the subject matter hereof, all previous agreements and promises in respect thereto being hereby expressly rescinded, superseded and replaced hereby.

10.6	Amendments

No modification or alteration of this Agreement will be effective unless in writing executed subsequent to the date hereof by both Parties. No prior written or contemporaneous oral promises, representations or agreements are binding upon the Parties. There are no implied covenants contained herein.

10.7	No Waivers

No waiver of or with respect to any term or condition of this Agreement will be effective unless it is in writing and signed by the waiving Party, and then such waiver will be effective only in the specific instance and for the purpose of which given. No course of dealing among the Parties, nor any failure to exercise, nor any delay in exercising, any right, power or privilege hereunder will operate as a waiver thereof, nor will any single or partial exercise of any specific waiver of any right, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

10.8	Conflict between Documents

Unless otherwise specifically stated, the provisions of this Agreement shall govern and prevail in the event of any inconsistency or conflict between the terms hereof and of any Assignment Agreement or other document or instrument executed or delivered by any Party in connection with the transactions contemplated hereby.

10.9	Severability

Any term or provision of this Agreement which is invalid or unenforceable shall be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining rights of the Person intended to be benefited by such provision or any other provisions of this Agreement.

10.10	Successors and Assigns

This Agreement shall enure to the benefit of, and be binding on, the Parties and their respective successors and permitted assigns. No Party may assign or transfer all or any part of its respective rights or obligations under this Agreement without the prior written consent of the other Party; provided that:

(a)

the Purchaser shall be entitled prior to the Closing Date, without the prior written consent of BaseCore, upon providing not less than ten (10) Business Days’ prior written notice to BaseCore, to assign its right under Section 2.1 to purchase the Antamina Royalty and the Royalty Instruments in respect thereof and its corresponding rights and obligations hereunder in respect thereof (the “Assigned Interest”), to a newly incorporated wholly-owned direct subsidiary of the Purchaser organized under the laws of the Province of British Columbia (the “Substitute Purchaser”), provided that if such assignment occurs, (i) the Purchaser shall promptly thereafter provide to BaseCore an executed copy of the agreement (the “Substitute Purchaser Assignment Agreement”) pursuant to which the Purchaser shall assign the Assigned Interest to the Substitute Purchaser and the Substitute Purchaser shall assume all obligations and liabilities in respect of the Assigned Interest, and (ii) the Purchaser shall continue to be liable jointly and severally with the Substitute Purchaser for the payment and performance of all obligations so assumed under the Substitute Purchaser Assignment Agreement;

(b)

the Purchaser shall be entitled at any time to assign its interest in this Agreement as security in favour of its lenders and grant or allow to exist an Encumbrance in respect of this Agreement in favour of its lenders without the prior written consent of BaseCore; and

(c)

BaseCore shall be entitled at any time after the Closing Date, without the prior written consent of the Purchaser, upon providing ten (10) Business Days’ prior written notice to the Purchaser, to assign all of its rights and obligations under this Agreement to, and all of its obligations hereunder may be assumed by, the Limited Partners, jointly and severally, in connection with the dissolution or other termination of existence of BaseCore and the distribution of all of its assets, properties and undertaking to the Limited Partners, provided that if such assignment and assumption takes place, BaseCore shall promptly thereafter provide to the Purchaser an executed copy of the assignment and assumption agreement.

10.11	Third Party Beneficiaries

This Agreement constitutes an agreement solely among the Parties, and, except as set out in Article 9 or as otherwise expressly provided herein, is not intended to and will not confer any rights, remedies, obligations or liabilities, legal or equitable on any Person other than the Parties and their respective successors and assigns, or otherwise constitute any Person a third party beneficiary under or by reason of this Agreement.

10.12	No Partnership

This Agreement is not intended to, and will not be deemed to, create any partnership relationship between the Parties including a mining partnership or commercial partnership.

10.13	Counterparts

This Agreement may be executed in one or more counterparts and by the Parties in separate counterparts, each of which when executed shall be deemed to be an original, but all of which when taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement in PDF electronic format or other electronic transmission shall be effective as delivery of a manually executed counterpart of this Agreement.

[Signature page follows]

IN WITNESS WHEREOF the Parties hereto have executed this Asset Purchase and Sale Agreement as of the date and year first above written.

BASECORE METALS LP, by its general partner, BaseCore Metals GP Limited

By:	(signed) “Akshay Dubey”
Name: Akshay Dubey
Title: Vice President, Business Development

SANDSTORM GOLD LTD.

By:	(signed) “Nolan Watson”
Name: Nolan Watson
Title: President & CEO

Schedule A

Portfolio Assets and Allocation of Base Purchase Price

[Redacted – Commercially sensitive information]

Schedule B

Royalty Instruments

[Redacted – Commercially sensitive information]

Schedule C

CEZinc Stream Instruments

[Redacted – Commercially sensitive information]

Schedule D

Representations and Warranties of BaseCore

1.

Organization and Capacity. BaseCore has been formed and is validly existing under the Limited Partnerships Act (Ontario) and has all requisite power and authority to hold the Portfolio Assets, to carry on its business as it is now being conducted and to enter into and perform its obligations under this Agreement. The General Partner is a corporation duly organized, validly existing and in good standing under the laws of the Province of Ontario and has all requisite power and authority to own its properties and assets, to carry on its business as it is now being conducted and to execute, deliver and perform its obligations under this Agreement.

2.

Authorization. The execution, delivery and performance of this Agreement by the General Partner in its capacity as general partner of BaseCore and the completion of the transactions contemplated hereby by BaseCore have been duly and validly authorized by all necessary corporate action on the part of each of BaseCore and the General Partner. This Agreement has been duly and validly executed and delivered by the General Partner in its capacity as general partner of BaseCore and is a valid and binding obligation of BaseCore and the General Partner, enforceable against each of them in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other Applicable Laws relating to or affecting the availability of equitable remedies and the enforcement of creditors’ rights generally and general principles of equity and public policy and to the qualification that equitable remedies such as specific performance and injunction may be granted only in the discretion of a court of competent jurisdiction.

3.

No Conflict, Consents or Adverse Implications. The execution, delivery and performance of this Agreement by the General Partner in its capacity as general partner of BaseCore and the completion of the transactions contemplated hereby do not and will not:

(a)	conflict with the BaseCore Constating Documents;

(b)

conflict with or result in a default under any Royalty Instrument or CEZinc Stream Instrument or, except as would not have or be reasonably expected to have a BaseCore Material Adverse Effect, any other agreement, contract, mortgage, bond or other instrument to which BaseCore is a party or which is binding on its assets;

(c)	subject to obtaining Competition Act Approval, conflict with or violate any Applicable Law;

(d)

result in or give any Person the right to cancel or amend any Royalty Instrument or CEZinc Stream Instrument or, except as would not have or be reasonably expected to have a BaseCore Material Adverse Effect, any other contractual or other right of BaseCore;

(e)	result in the imposition of any Encumbrance on any Portfolio Asset or the termination or acceleration of any rights or obligations in respect of any Portfolio Asset;

(f)

result in or give rise to any right of first offer, pre-emptive right, right of first refusal or other right or option of any Person to purchase any of the Portfolio Assets other than as set out in Section D.3(f) of the BaseCore Disclosure Letter (the “Portfolio Asset ROFR/ROFO Rights”), each of which rights of first offer, pre-emptive rights, rights of first refusal or other rights or options shall have been complied with on or prior to the Closing Date; and

(g)

require any consent, approval or authorization of, notice to, or registration or filing with, any Governmental Authority or other Person or under any Applicable Law or pursuant to any Contract, except any such consents, approvals, authorizations, notices, registrations or filings which are contemplated in this Agreement, which may be required pursuant to any of the rights described in Section D.3(f) of the BaseCore Disclosure Letter and the notices, undertakings, assignments or agreements as set out in Section D.3(g) of the BaseCore Disclosure Letter.

4.

Litigation. Except as set out in Section D.4 of the BaseCore Disclosure Letter, there is no Litigation pending or, to the Knowledge of BaseCore, threatened, or to which BaseCore or the General Partner is a party, the subject of which is any Portfolio Asset, Royalty Instrument, CEZinc Instrument or BaseCore’s interest therein. There are no Judgments outstanding against BaseCore or the General Partner which affects BaseCore’s ability to enter into this Agreement or to complete the Transaction.

5.

Compliance with Laws. BaseCore and the General Partner have complied in all material respects with, and are not in violation in any material respect of, any Applicable Law. Neither BaseCore nor the General Partner has received from any Governmental Authority or any third party written notice of any pending or threatened investigation or enquiry by any Governmental Authority relating to any actual or alleged violation of Applicable Law, in, with respect to, or affecting any of the Portfolio Assets.

6.

Insolvency Event. There is no Insolvency Event relating to BaseCore or the General Partner and no circumstance which, with the notice or the passage of time, or both, could reasonably be expected give rise to an Insolvency Event relating to BaseCore or the General Partner.

7.

Brokers. BaseCore has entered into this Agreement on its own account and not as trustee or a nominee of any other Person. Neither BaseCore nor the General Partner has engaged any broker, agent, investment banker, financial advisor or other intermediary to act on its behalf in connection with the transactions contemplated by this Agreement and it is not aware of any current or possible future claim for any brokerage, agency or finder’s fee or commission in connection with the transactions contemplated by this Agreement, other than RBC Dominion Securities Inc., the fees and expenses of which shall be paid by BaseCore.

8.	Royalty Instruments and CEZinc Stream Instruments.

(a)	Schedule B contains a complete and accurate listing of the Royalty Instruments;

(b)	Schedule C contains a complete and accurate listing of the CEZinc Stream Instruments;

(c)	the BaseCore Data Room contains a true and correct copy of each Royalty Instrument and CEZinc Stream Instrument;

(d)

(i) except as disclosed in Section D.8(d) of the BaseCore Disclosure Letter, the Royalty Instruments set out in Schedule B in respect of the Antamina Royalty, the Horne 5 Royalty, the El Pilar Royalty and the Lac Joannes Royalty, each (including any agreement assigning, amending or modifying such agreement as listed in Schedule B) as made available in the BaseCore Data Room, contain all material terms of the applicable Royalties, and (ii) the CEZinc Stream Instruments, each (including any agreement assigning, amending or modifying such agreement as listed in Schedule C) as made available in the BaseCore Data Room, contain all material terms of the CEZinc Stream;

(e)

to the Knowledge of BaseCore, the Royalty Instruments in respect of the Highland Valley Royalty, the Long Lake Royalty, the Tulks South Royalty, the Point Leamington Royalty and the South Tally Royalty, each (including any agreement assigning, amending or modifying such agreement as listed in Schedule B) as made available in the BaseCore Data Room, contain all material terms of the applicable Royalties;

(f)

the Royalty Instruments and the CEZinc Stream Instruments are in full force and effect and constitute legal, valid and binding obligations of the parties thereto, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other Applicable Laws relating to or affecting the availability of equitable remedies and the enforcement of creditors’ rights generally and general principles of equity and public policy and to the qualification that equitable remedies such as specific performance and injunction may be granted only in the discretion of a court of competent jurisdiction; and

(g)

except as disclosed in Section D.8(g) of the BaseCore Disclosure Letter, BaseCore has not waived, released or abrogated any of its contractual rights, benefits or privileges under any Royalty Instrument or CEZinc Stream Instrument.

9.	Ownership of Portfolio Assets. BaseCore is the sole legal and beneficial owner of, and has good and marketable title to, the Portfolio Assets.

10.

No Encumbrances. The Portfolio Assets to be sold, assigned, transferred and conveyed to the Purchaser under this Agreement shall be sold, assigned, transferred and conveyed by BaseCore free and clear of all Encumbrances.

11.

No Rights. Other than the Portfolio Asset ROFR/ROFO Rights set forth in Section D.3(f) of the BaseCore Disclosure Letter and the rights of the Purchaser under this Agreement, there are no Contracts, commitments or other rights to which BaseCore is a party in favour of, or held by, any Person to acquire all or any part of the Portfolio Assets. BaseCore has not sold, transferred, assigned or conveyed any right, title, interest or benefit in and to the Portfolio Assets, the Royalty Instruments or the CEZinc Stream Instruments, or agreed to do any of the foregoing, other than in accordance with this Agreement. BaseCore has not mortgaged, charged or encumbered any right, title, interest or benefit in and to the Portfolio Assets, the Royalty Instruments or the CEZinc Stream Instruments, or agreed to do any of the foregoing, other than in accordance with the BaseCore Credit Agreement. BaseCore has not received any written notice or communication from any Person alleging it has an interest in any of the Portfolio Assets.

12.

No Default. Except as disclosed in Section D.12 of the BaseCore Disclosure Letter, (i) there is no existing material breach or default by BaseCore or, to the Knowledge of BaseCore, by any Counterparty of any of their respective obligations under any Royalty Instrument or CEZinc Stream Instrument, and (ii) to the Knowledge of BaseCore, no event or circumstance has occurred which (with notice, lapse of time or both) could constitute a material breach or default of any Royalty Instrument or CEZinc Stream Instrument by any party thereto. Neither BaseCore nor the General Partner has received from any Governmental Authority, Counterparty or any third party written notice of any pending or threatened investigation or enquiry by any Governmental Authority relating to any actual or alleged violation of any Applicable Law (including any Environmental Law) with respect to, or affecting, any of the Portfolio Assets.

13.

No Disputes. Neither BaseCore nor the General Partner has received notice that any party to a Royalty Instrument or CEZinc Stream Instrument intends to dispute the enforceability thereof in accordance with its terms, cancel, terminate or otherwise modify such Royalty Instrument or CEZinc Stream Instrument, and to the Knowledge of BaseCore, no such action has been threatened and there are no disputes between BaseCore and any Counterparty as to the calculation of the applicable Royalty or CEZinc Stream entitlement or the methodology of calculation thereof, except in each case those disputes set out in Section D.13 of the BaseCore Disclosure Letter.

14.

Abandonment. Except as set out in Section D.14 of the BaseCore Disclosure Letter, neither BaseCore nor the General Partner has received from any Governmental Authority or any Counterparty any written notices or communications regarding any abandonment, lapse, surrender, termination, sale or disposition of any Underlying Interest.

15.

No Prepayment or Set-Offs. To the Knowledge of BaseCore, all payments that are due in accordance with each Royalty Instrument or CEZinc Stream Instrument have been paid and there are no amounts outstanding in accordance therewith, and no Counterparties have exercised any rights of set-off against amounts payable in accordance therewith.

16.

Royalty Revenues. BaseCore has made available to the Purchaser in the BaseCore Data Room a statement of the revenues attributable to the Royalties during the calendar years 2018 through 2021 and hereby represents that such statement is true, complete and correct in all material respects.

17.

Stream Purchases. BaseCore has made available to the Purchaser in the BaseCore Data Room details of the metal purchases of BaseCore pursuant to the CEZinc Stream Instruments during the calendar years 2020 and 2021 and hereby represents that such details are true, complete and correct in all material respects.

18.	Contingent Payment. BaseCore has made the contingent payment to Noranda Income Limited Partnership required under Section 2.6(b) of the CEZinc Stream Agreement.

19.	[Redacted – commercially sensitive information].

20.	Canadian Partnership. BaseCore is a “Canadian partnership” for purposes of the Income Tax Act (Canada).

21.	Sales Tax Registrations. BaseCore is registered for purposes of Part IX of the Excise Tax Act (Canada) and has been issued registration number [Redacted – commercially sensitive information].

22.

Consideration Shares. The Consideration Shares are being acquired by BaseCore as principal for its own account and not for the benefit of any other Person. BaseCore is an “accredited investor”, as such term is defined in National Instrument 45-106 – Prospectus and Registration Exemptions of the Canadian Securities Administrators, and is not created or used solely to purchase or hold securities as an accredited investor.

Schedule E

Representations and Warranties of the Purchaser

1.

Organization and Capacity. The Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the Province of British Columbia and has all requisite power and authority to own its properties and assets and to carry on its business as it is now being conducted and to execute, deliver and perform its obligations under this Agreement.

2.

Authorization. The execution, delivery and performance of this Agreement and the completion of the transactions contemplated hereby by the Purchaser have been duly and validly authorized by all necessary action on the part of the Purchaser. This Agreement has been duly and validly executed and delivered by the Purchaser, and is the valid and binding obligation of the Purchaser, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other Applicable Laws relating to or affecting the availability of equitable remedies and the enforcement of creditors’ rights generally and general principles of equity and public policy and to the qualification that equitable remedies such as specific performance and injunction may be granted only in the discretion of a court of competent jurisdiction. At Closing, all necessary corporate action will have been taken by the Purchaser to validly issue the Consideration Shares as fully paid and non-assessable shares in the capital of the Purchaser.

3.

Capitalization. The Purchaser is authorized to issue an unlimited number of Purchaser Shares without par value. As at March 31, 2022, there were: (i) 192,224,215 Purchaser Shares outstanding; and (ii) an aggregate of [Redacted – commercially sensitive information] Purchaser Shares reserved for issuance under the outstanding securities convertible or exercisable into Purchaser Shares. The Purchaser Shares are listed on each Exchange. All of the issued and outstanding Purchaser Shares have been duly authorized and are validly issued and outstanding as fully paid and non-assessable shares in the capital of the Purchaser, have been issued in compliance with applicable Canadian and United States securities laws, and were not issued in violation of any pre-emptive right, resale right, right of first refusal or similar right. When issued on the Closing Date in accordance with this Agreement, the Consideration Shares will have been duly and validly created and issued as fully paid and non-assessable shares in the capital of the Purchaser.

4.

No Conflict, Consents or Adverse Implications. The execution, delivery and performance of this Agreement by the Purchaser and the completion of the transactions contemplated hereby do not and will not:

(a)	conflict with the charter or bylaws of the Purchaser;

(b)

conflict with or result in a default under any Contract or Encumbrance to which the Purchaser is a party or by which the Purchaser or the assets or properties owned or leased by the Purchaser are bound or affected;

(c)	subject to obtaining the Exchange Conditional Approvals and the Competition Act Approval, conflict with or violate any Applicable Law;

(d)

result in or give any Person the right to cancel or amend any contractual or other right of the Purchaser, or to terminate any of its obligations under or result in the acceleration of any obligation under any material Contract to which the Purchaser or any of its material subsidiaries is a party, except where such cancellations, amendments, terminations or accelerations, individually or in the aggregate, would not have or reasonably be expected to have a Purchaser Material Adverse Effect;

(e)	except as contemplated under Section 10.10(b), result in the imposition of any Encumbrance on any assets of the Purchaser or any material subsidiary of the Purchaser; or

(f)

require any consent, approval or authorization of, notice to, or registration or filing with, any Governmental Authority or other Person or under any Applicable Law or pursuant to any Contract, except any such consents, approvals, authorizations, notices, registrations or filings which are contemplated in this Agreement.

5.

Purchaser Financial Statements. The audited consolidated financial statements of the Purchaser for the years ended December 31, 2021 and 2020, including the notes thereto, and related management’s discussion and analysis (collectively, the “Purchaser Financial Statements”), were prepared in accordance with IFRS applied on a basis consistent with those of previous periods and in accordance with Applicable Laws and, subject to the assumptions contained in the notes thereto, fairly present in all material respects the consolidated financial condition of the Purchaser at the respective dates indicated. The Purchaser does not intend to correct or restate, nor, to the Knowledge of the Purchaser, is there any basis for any correction or restatement of, any aspect of any of the Purchaser Financial Statements.

6.

Undisclosed Liabilities. Neither the Purchaser nor any of its subsidiaries has any material liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, except for: (a) liabilities and obligations that are specifically presented in the Purchaser Financial Statements; or (b) liabilities and obligations incurred in the ordinary course of business consistent with past practice since September 30, 2021. Without limiting the foregoing, the Purchaser Financial Statements reflect reasonable reserves in accordance with IFRS for contingent liabilities relating to pending litigation and other contingent obligations of the Purchaser and its subsidiaries.

7.

Internal Controls and Financial Reporting. Since January 1, 2020, the Purchaser: (i) has designed disclosure controls and procedures to provide reasonable assurance that financial information relating to the Purchaser, including its subsidiaries, is accurate and reliable, is made known to the Chief Executive Officer and the Chief Financial Officer of the Purchaser by others within those entities, particularly during the periods in which filings are being prepared; (ii) has designed internal controls to provide reasonable assurance regarding the accuracy and reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS; and (iii) has disclosed in the management’s discussion and analysis for its most recently completed financial year, for each material weakness relating to design existing at the financial year end (x) a description of the material weakness, (y) the impact of the material weakness on the Purchaser’s financial reporting and internal controls over financial reporting; and (z) the Purchaser’s further plans, if any, or any actions already undertaken, for remediating the material weakness.

8.

Auditors. Since January 1, 2020, there has not been a reportable event (within the meaning of section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators) with the Purchaser’s auditors.

9.

Books and Records. The corporate records and minute books of the Purchaser and its subsidiaries have been maintained in material compliance with all Applicable Law and are complete and accurate in all material respects. Financial books and records and accounts of the Purchaser and its subsidiaries (i) have been maintained in accordance with good business practices and in accordance with IFRS or the accounting principles generally accepted in the country of domicile of each such entity, on a basis consistent with prior years and past practice; (ii) are stated in reasonable detail and accurately and fairly reflect the material transactions and acquisitions and dispositions of assets of the Purchaser; and (iii) accurately and fairly reflect the basis for the Purchaser Financial Statements.

10.

Reporting Issuer Status and Securities Laws Matters. The Purchaser is a “reporting issuer” within the meaning of applicable securities laws in each of the provinces and territories of Canada and is not on the list of reporting issuers in default under applicable Canadian securities laws in any such province or territory. The outstanding Purchaser Shares are registered pursuant to Section 12(b) of the United States Securities Exchange Act of 1934. No delisting, suspension of trading in or cease trading order with respect to any securities of the Purchaser is currently in effect or pending or, to the Knowledge of the Purchaser, threatened. To the Knowledge of the Purchaser, no inquiry, review or investigation (formal or informal) of the Purchaser by any securities commission or similar Governmental Authority or Exchange is in effect or ongoing or expected to be implemented or undertaken. The Purchaser has filed all material documents required to be filed by it in accordance with applicable securities laws and the rules and policies of each of the Exchanges. The documents and information comprising the Purchaser Public Record, as at the respective dates they were filed, (i) did not contain any Misrepresentation; and (ii) complied in all material respects with the requirements of applicable securities laws and the applicable rules and policies of each of the Exchanges. The Purchaser has not filed any confidential material change report with any Governmental Authority which remains confidential.

11.	Stock Exchange Compliance. The Purchaser is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of each of the Exchanges.

12.

Absence of Certain Changes. Except as disclosed in Section E.12(b) of the Purchaser Disclosure Letter, since December 31, 2020, except as contemplated by this Agreement or disclosed in the Purchaser Public Record:

(a)	there has not occurred a Purchaser Material Adverse Effect;

(b)	the Purchaser and its subsidiaries have conducted their respective business only in the ordinary course of business; and

(c)	there has not been any material write-down by the Purchaser of any of the material assets of the Purchaser or its subsidiaries.

13.	Investment Canada. The Purchaser is not a “non-Canadian” within the meaning of the Investment Canada Act.

14.	Compliance with Laws.

(a)

The Purchaser and each of its subsidiaries has complied in all material respects with, and are not in violation in any material respect of, any Applicable Law, including any AML Law. Neither the Purchaser nor any of its subsidiaries has received from any Governmental Authority or any third party written notice of any pending or threatened investigation or enquiry by any Governmental Authority relating to any actual or alleged violation of Applicable Law, in, with respect to, or affecting any of the assets or properties owned or leased by the Purchaser.

(b)	None of the Purchaser or any of its subsidiaries, nor any of their respective officers, directors or employees acting on behalf of any of them, has taken, committed to take or been alleged to have taken any action which would cause the Purchaser or any of its subsidiaries to be in violation of any Anti-Bribery Legislation, and to the knowledge of the Purchaser no such action has been taken by any agents, representatives or other Persons acting on behalf of the Purchaser or any of its subsidiaries.

15.

Litigation. Except as disclosed in Section E.15 of the Purchaser Disclosure Letter, there is no material Litigation against or involving the Purchaser or any of its subsidiaries (whether in progress or, to the Knowledge of the Purchaser, threatened), and, to the Knowledge of the Purchaser, no event has occurred which would reasonably be expected to give rise to any such Litigation. To the Knowledge of the Purchaser, there is no Judgment outstanding against the Purchaser or any of its subsidiaries which affects the Purchaser’s ability to enter into this Agreement or to complete the Transaction.

16.

Insolvency Event. There is no Insolvency Event relating to the Purchaser or any of its subsidiaries and no circumstance which, with the notice or the passage of time, or both, could reasonably be expected give rise to an Insolvency Event relating to the Purchaser or any of its subsidiaries.

17.

Financing Requirements. Except as disclosed in Section E.17 of the Purchaser Disclosure Letter, the Purchaser has sufficient financial means and on the Closing Date will have made arrangements to have sufficient financing available to pay the Base Cash Consideration. The Purchaser’s obligation to complete the transactions contemplated by this Agreement is not subject to any condition or contingency with respect to any financing or funding by any third party.

18.	Tax Matters.

(a)

Except as disclosed in Section E.18(a) of the Purchaser Disclosure Letter, each of the Purchaser and its subsidiaries has timely filed, or caused to be timely filed, with the appropriate Governmental Authority, all material Tax Returns required to be filed by or with respect to it. All such Tax Returns are true, correct and complete in all material respects and have been completed in accordance with Applicable Law. To the Knowledge of the Purchaser, no such Tax Return contains any material misstatement or omits any material statement that should have been included therein.

(b)

Each of the Purchaser and its subsidiaries has timely paid or caused to be timely paid all Taxes that are due and payable by it (whether or not shown as due on any Tax Returns and whether or not assessed or reassessed by the appropriate Governmental Authority), including all instalments on account of any Taxes. All assessments and reassessments received by the Purchaser and its subsidiaries in respect of Taxes have been paid.

(c)

Except as disclosed in Section E.18(a) of the Purchaser Disclosure Letter, no audit or other proceeding by any Governmental Authority is pending or, to the Knowledge of the Purchaser, threatened with respect to any Taxes due from any of the Purchaser or its subsidiaries, and no Governmental Authority has given written notice of any intention to assert any deficiency or claim for additional material Taxes against any of the Purchaser or its subsidiaries. There are no matters under discussion, audit or appeal with any Governmental Authority relating to material Taxes due from or with respect to any of the Purchaser or its subsidiaries.

(d)

No Governmental Authority of a jurisdiction in which the Purchaser and its subsidiaries do not file Tax Returns has made any written claim that the Purchaser or its subsidiaries is or may be subject to taxation by such jurisdiction.

(e)

There are no outstanding agreements, waivers, objections or arrangements extending the statutory period of limitations applicable to any claim for material Taxes due from or with respect to any of the Purchaser or its subsidiaries for any taxation period, nor has any such agreement, waiver, objection or arrangement been requested.

(f)	None of the Purchaser or its subsidiaries is bound by any tax sharing, allocation or indemnification or similar agreement to which it would have any potential material liability to any Person.

(g)

Except where the failure to withhold or collect the proper amount of Taxes would not have a Purchaser Material Adverse Effect, the Purchaser and its subsidiaries have withheld or collected the proper amount of Taxes in all material respects that are required by Applicable Law to be withheld or collected and have timely remitted the proper amount of any Taxes in all material respects that have been withheld or collected, and are due, to the applicable Governmental Authority.

(h)

Each of the Purchaser and its subsidiaries has maintained and continues to maintain at its place of business in its jurisdiction of residence and in each jurisdiction in which it carries on business all records and books of account that it is required by Applicable Law to maintain for Tax purposes.

(i)	The Purchaser is registered for purposes of Part IX of the Excise Tax Act (Canada) and has been issued registration number [Redacted – commercially sensitive information].

19.	Shareholder and Similar Agreements. As at March 31, 2022:

(a)

the Purchaser is not party to any shareholder, pooling, voting trust or other similar agreement relating to the issued and outstanding shares in the capital of the Purchaser or any of its subsidiaries; and

(b)	neither the Purchaser nor any of its subsidiaries have a shareholder rights plan in place.

20.	Information. Except as disclosed in Section E.20 of the Purchaser Disclosure Letter:

(a)	all information provided to BaseCore or their representatives in relation to BaseCore’s due diligence requests is accurate in all material respects as at its respective date as stated therein;

(b)	there has been no material change to the information provided to BaseCore or their representatives since the date provided to BaseCore or its representatives; and

(c)

all forecasts, projections and budgets which have been prepared by or on behalf of the Purchaser relating to the Purchaser, its subsidiaries and their respective businesses, properties and assets and delivered to BaseCore represent the Purchaser’s reasonable estimates and assumptions as to future performance, which the Purchaser believes to be fair and reasonable as of the time made in the light of current and reasonably foreseeable business conditions.

21.

Material Subsidiaries. Each of Mariana Resources Limited and Mariana Turkey Limited has been duly organized and validly exists in good standing under the laws of the jurisdiction of its organization, with full corporate power and authority to own, lease and operate its properties and assets and to conduct its business.

22.	Real Property and Hod Maden Project. [Redacted – commercially sensitive information].

23.

Material Royalty and Streaming Agreements. The silver purchase agreement on the Cerro Moro project in Argentina to which the Purchaser is a party, and the copper purchase agreement on the Chapada mine in Brazil to which the Purchaser is a party, are valid and subsisting agreements, in full force and effect, enforceable in accordance with their terms, and, to the Knowledge of the Purchaser, none of the other parties thereto are in default of any of the material provisions of any such agreements.

24.

Technical Disclosure. Since January 1, 2020, the Purchaser has been in material compliance with the applicable provisions of NI 43-101 and has duly filed with the applicable regulatory authorities all reports required by NI 43-101, and all such reports comply in all material respects with the requirements of NI 43-101.

25.

No Conflicts with Sanctions Laws. Neither the Purchaser nor any of its subsidiaries, nor, to the Knowledge of the Purchaser, any director or officer of the Purchaser or its subsidiaries nor any agent, employee or other person acting on behalf of the Purchaser or its subsidiaries is currently the subject of any economic or financial sanctions administered or enforced by the U.S. government (including, without limitation, the Office of Foreign Assets Control of the U.S. Treasury Department or the U.S. Department of State), the United Nations, the European Union, Her Majesty’s Treasury of the United Kingdom or the Canadian government (collectively, “Sanctions”), nor is the Purchaser or any of its subsidiaries located, organized or resident in a country or territory where the country or territory itself is currently the subject of comprehensive Sanctions (for the avoidance of doubt, substantially similar to those in effect against North Korea, Iran and Russia as of the date hereof as opposed to selective industry-specific or targeted economic Sanctions against the subject country).

26.	Substitute Purchaser. If the Purchaser assigns the Assigned Interest to a Substitute Purchaser in accordance with Section 10.10(a), then at Closing:

(a)

Organization and Capacity. The Substitute Purchaser shall be a corporation duly organized, validly existing and in good standing under the laws of the Province of British Columbia and shall have all requisite power and authority to own its properties and assets and to carry on its business and to perform its obligations under this Agreement. The Substitute Purchaser shall not have carried on any business other than business related to the performance of its obligations in respect of the Assigned Interest;

(b)

Authorization. The execution, delivery and performance of the Substitute Purchaser Assignment Agreement, and the performance of the Assigned Interest, by the Substitute Purchaser shall have been duly and validly authorized by all necessary action on the part of the Substitute Purchaser. The Substitute Purchaser Assignment Agreement shall be a valid and binding obligation of the Substitute Purchaser, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other Applicable Laws relating to or affecting the availability of equitable remedies and the enforcement of creditors’ rights generally and general principles of equity and public policy and to the qualification that equitable remedies such as specific performance and injunction may be granted only in the discretion of a court of competent jurisdiction;

(c)	Ownership. The Substitute Purchaser shall be a wholly-owned direct subsidiary of the Purchaser;

(d)

No Conflict, Consents or Adverse Implications. The execution, delivery and performance of the Substitute Purchaser Assignment Agreement, and the performance of the Assigned Interest by the Substitute Purchaser, shall not:

(i)	conflict with the charter or bylaws of the Substitute Purchaser;

(ii)

conflict with or result in a default under any Contract or Encumbrance to which the Substitute Purchaser is a party or by which the Substitute Purchaser or the assets or properties owned by the Substitute Purchaser are bound or affected;

(iii)	subject to obtaining the Exchange Conditional Approvals and the Competition Act Approval, conflict with or violate any Applicable Law;

(iv)

result in or give any Person the right to cancel or amend any contractual or other right of the Substitute Purchaser, or to terminate any of its obligations under or result in the acceleration of any obligation under any material Contract to which the Substitute Purchaser is a party, except where such cancellations, amendments, terminations or accelerations, individually or in the aggregate, would not have or reasonably be expected to have a Purchaser Material Adverse Effect;

(v)	result in the imposition of any Encumbrance on any assets of the Substitute Purchaser; or

(vi)

require any consent, approval or authorization of, notice to, or registration or filing with, any Governmental Authority or other Person or under any Applicable Law or pursuant to any Contract, except any such consents, approvals, authorizations, notices, registrations or filings which are contemplated in this Agreement; and

(e)	Tax Matters. The Substitute Purchaser shall be registered for purposes of Part IX of the Excise Tax Act (Canada).

Schedule F

Form of Assignment Agreement

[Redacted – commercially sensitive information]

IN WITNESS WHEREOF the Parties have executed this agreement as of the date first written above.

BASECORE METALS LP, by its general partner, BaseCore Metals GP Limited

By:
Name:
Title:

SANDSTORM GOLD LTD.

By:
Name:
Title:

F-2